SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current assets	2,865,794	2,770,363
Non-current assets	11,280,281	11,224,237

Total assets	14,146,075	13,994,600

Liabilities	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current liabilities	1,389,494	1,399,394
Non-current liabilities	5,515,224	5,478,313
Non–parent participation	41,461	41,920
Net equity attributable to parent company	7,199,896	7,074,973

Total net equity and liabilities	14,146,075	13,994,600

As of March 31, 2018, total assets increased MU.S.$151 compared to December 31, 2017, equivalent to a 1.08% variation. This variation was driven mainly by increases in the balance of trade and other current receivables and other non-financial assets (roads and payments to amortize current), which were partially offset by decreases in cash and cash equivalents and lower tax receivables.

In turn, total liabilities increased by MU.S.$27 mainly due to an increase in non-financial liabilities (minimum dividend) and current tax liabilities, partially offset by decreases in trade and other current payables.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	03-31-2018	12-31-2017
Current Liquidity (current assets / current liabilities)	2.06	1.98
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.19	1.14

Debt indicators	03-31-2018	12-31-2017
Debt to equity ratio (total liabilities / equity)	0.95	0.97
Short-term debt to total debt (current liabilities / total liabilities)	0.20	0.20
Long-term debt to total debt (non-current liabilities / total liabilities)	0.80	0.80

	03-31-2018	03-31-2017
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	5.83	(0.18)

Activity ratio	03-31-2018	12-31-2017
Inventory turnover-time (cost of sales / inventories + current biological assets)	3.09	3.06
Inventory turnover-time (excluding biological assets) (Cost of sales / inventory)	4.16	4.15
Inventory permanence-days ((inventories + biological assets) / cost of sales)	116.55	117.58
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	86.61	86.67

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2018, the short-term debt represented 20% of total liabilities (20% as of December 31, 2017).

Our financial expenses coverage ratio increased from (0.18) to 5.83, mainly due to higher earnings before taxes and lower financial costs for the period ended March 31, 2018, compared to the same period of 2017.

b)	Statement of profit or loss

Income before income tax

Income before income tax registered a profit of approximately MU.S.$250 compared to a loss of approximately MU.S.$71 in the same period of 2017. The positive variation of MU.S.$320 is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	181
Distribution and Administrative Expenses	(29)
Other income and expenses (*)	165
Others	3

Net change in income before income tax	320

(*)	Includes MU.S.$178 of Loss of forest due to fires.

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Pulp	732,860	563,604
Timber	692,689	640,015
Forestry	30,024	19,635
Other	9,081	10,482

Total revenues	1,464,654	1,233,736

Sales costs	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Wood	167,656	186,765
Forestry work	174,502	149,638
Depreciation and amortization	95,023	95,626
Other costs	484,410	439,590

Total sales costs	921,591	871,619

Profitability index	03-31-2018	12-31-2017
Profitability on equity	11.02	3.83
Profitability on assets	5.62	1.93
Return on operating assets	8.09	4.67

Profitability ratios	03-31-2018	03-31-2017
Income per share (U.S.$) (1)	1.75	(0.40)
Income after tax (ThU.S.$) (2)	197,716	(45,272)
Gross margin (ThU.S.$)	543,063	362,117
Financial costs (ThU.S.$)	(51,662)	(59,872)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	03-31-2018 MU.S.$	03-31-2017 MU.S.$
Gain (loss)	197.7	(45.3)
Finance costs	51.7	59.9
Financial income	(4.8)	(6.4)
Expenses for income tax	51.8	(25,6)
EBIT	296.4	(17.4)
Depreciation and amortization	102.3	105.0
EBITDA	398.8	87.5
Cost at fair value of the harvest	88.3	70.5
Gain from changes in fair value of biological assets	(29.6)	(43.3)
Exchange difference	(1.0)	(1.5)
Others*	7.0	180.7
Adjusted EBITDA	463.5	294.0

*	Considers loss of forest due to fires.

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Superintendency of Securities and Insurance (current Chilean Commission for the Financial Market). We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

Pulp sales during the first quarter of 2018 increased by 15.1% compared to the fourth quarter of 2017, this is mainly due to higher prices. Pulp prices during the quarter increased by 13.3% compared to last quarter, and sales volume increased by 0.7%. During this quarter demand remained stable or rising depending on the market, and the spreads in returns between markets decreased. Worldwide inventories remained at normal levels, a rise of 2 days during the quarter and a rise of 4 days over the same period of 2017.

In Asia, the Chinese New Year period that generally marks the end of the period of high demand has not been noticed, demand was active and prices were stable. This relative stability specially in short fiber, gave time to paper producers to pass the higher costs to their customers with enough success and allowing them to maintain their margins. In long fiber the increases were higher, due to import restrictions on recycled papers. As of January 1, new regulations began to apply: the prohibition of importing unsorted waste paper and a more restrictive level of impurities in the selected grade. This has not only restricted the granting of import permits, it also has created uncertainty in how, how efficient and how accurate customs control is at imports.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Europe experienced a very special situation and that was not seen for several years. A very active demand, paper producers operating at full capacity which allowed them to pass costs to their customers. The most significant increase in long fiber grades was not only due to demand, but also to certain supply restrictions due to the harvest problems experienced by Scandinavian pulp producers, restrictions resulting from a mild winter that does not allow to enter the forest to harvest raw materials, this meant a drop in the supply of over 10%. The constant rise in process of raw materials, pulp prices and chemical products for paper producers, has not given time to paper producers to benefit from the increases in paper prices that they have been able to implement by eroding their margins.

In the Middle East markets prices were stable, but following the same tendencies that the rest of the world. Korea kept the tendency of China, during the first quarter negotiations were completed. In Latin America prices increases were delayed, because many contracts are indexed.

Production during the first quarter increased by 11.6% compared to last quarter. The higher production is explained by less programmed maintenance stoppages during this quarter and because during the fourth quarter of 2017 we had certain production losses in Argentina and the blockade of the Constitución mill by an association of truck owners.

Composite Panel

Composite panelsales increased in the first quarter of 2018 compared to the previous quarter due to higher sales volume, slightly offset by a decrease in prices. Both PBO and MDF, had higher sales volume in our major markets, North and South America. Sales in United States and Canada continued to show stable prices level and an increase in sales volume. Meanwhile in Mexico, sales volume decreased due to difficulties in transferring higher prices of MDF to customers. The new Duraplay plant maintains a constant supply specially in the north of the country.

Brazil started the year in good shape, and we expect good demand despite the new capacity that will enter the market in the second semester. This new capacity will come from three new plants (Asperbras, Floraplac and Placas do Brasil) and from the restart of one plant (Duratex). The market shows higher consumption rates, that were reflected in stable sales but with better price levels. The Argentine market remained stable without any big changes. In Chile, a higher dynamism allowed a growth in sales. The rest of Latin America kept their demand and improved in prices.

Sawn timber

Sawn timber markets showed a positive trend compared to last quarter, increasing prices and sales volume by 4.5% and 0.5% respectively. Demand remained solid, pushing prices even further, especially in China and the rest of Asia, where sawn timber consumption remained strong. Sales in the Middle East remained more stable, and prices continued to rise. Remanufactured sales have not recovered to normal levels for this period of high seasonality in the United States. This market maintains a good level of consumption thanks to the increased activity in the construction industry, however the increased supply from producers in China and Brazil have affected prices.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Plywood

Plywood production and sales volume increased compared to the fourth quarter by 9.5% and 1.1% respectively. Prices increased by 5.5% compared to last quarter. Plywood is experiencing a situation of high demand in markets whose activity in the construction sector is very dynamic. We are optimistic for the next months due to a strong demand for products of higher value, in United States, Europe, Mexico, Chile and Oceania.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	83,435	180,764
Cash flow from (used in) financing activities:
Loan and bond obtention and payments	70	(46,628)
Dividend payments	(602)	(785)

Others	10	3

Cash flow from (used in) investment activities:
Incorporation and sale of property, plant and equipment	(93,983)	(68,534)
Incorporation and sale of biological assets	(70,269)	(45,926)
Incorporation and sale of intangible assets	(282)	(4,640)
Additions (Disposals), Investments in joint ventures and associates.	(15,918)	1
Dividends received	2,211	—
Others	5	(3)

Positive (negative) Net cash flow	(95,323)	14,252

Cash flow from operating activities shows a lower positive balance of MU.S.$83 for the current period, representing a variation in respect of the previous period (MU.S.$181), resulting mainly from higher payments to accounts payables and the payment to Masisa Chile.

The financing cash flow shows a negative balance of MU.S.$1 for the current period, representing a variation in respect of the previous period (negative balance of MU.S.$47), resulting mainly from higher borrowings net of higher payments.

Regarding the investment cash flow, as of the closing of the current period, it shows a higher negative balance of MU.S.$178 (MU.S.$119 for the 2017 period), mainly due to higher disbursements arising from the payment of the balance held in the investment in panel entity in Brasil and for higher purchases in property, plant and equipment and biological assets in 2018.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

8. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2018, a ratio of fixed rate debt to total consolidated debt of approximately 85.5%, which it believes is consistent with industry standards. Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Interim Consolidated Financial Statements as of March 31, 2018, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	493,658	589,886
Other current financial assets	23	2,963	3,504
Other current non-financial assets	25	184,472	129,837
Trade and other current receivables	23	939,535	814,412
Accounts receivable from related companies	13	8,452	3,488
Current inventories	4	905,360	868,462
Current biological assets	20	305,210	307,796
Current tax assets		22,797	49,471
Total Current Assets other than assets or disposal groups classified as held for sale		2,862,447	2,766,856
Non-Current Assets or disposal groups classified as held for sale	22	3,347	3,507
Non-Current Assets or disposal groups classified as held for sale or as held for distribution to owners		3,347	3,507

Total Current Assets		2,865,794	2,770,363
Non-Current Assets
Other non-current financial assets	23	105,994	56,600
Other non-current non-financial assets	25	121,342	121,521
Trade and other non-current receivables		18,302	16,040
Accounts receivable from related companies, non-current	13	542	1,056
Investments accounted for using equity method	15-16	377,416	368,772
Intangible assets other than goodwill	19	89,544	88,615
Goodwill	17	69,731	69,922
Property, plant and equipment	7	7,015,197	7,034,299
Non-current biological assets	20	3,472,881	3,459,146
Deferred tax assets		9,332	8,266
Total Non-Current Assets		11,280,281	11,224,237
Total Assets		14,146,075	13,994,600

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Equity and Liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	501,046	500,344
Trade and other current payables	23	585,367	717,346
Accounts payable to related companies	13	9,330	11,208
Other current provisions	18	2,614	2,728
Current tax liabilities		39,125	8,088
Current provisions for employee benefits	10	6,322	5,730
Other current non-financial liabilities	25	245,690	153,950

Total Current Liabilities other than assets included in disposal groups classified as held for sale		1,389,494	1,399,394

Total Current Liabilities		1,389,494	1,399,394
Non-Current Liabilities
Other non-current financial liabilities	23	3,802,535	3,778,567
Other non-current provisions	18	35,640	36,008
Deferred tax liabilities	6	1,488,680	1,485,365
Non-current provisions for employee benefits	10	72,863	66,033
Other non-current non-financial liabilities	25	115,506	112,340
Total Non-Current Liabilities		5,515,224	5,478,313
Total Liabilities		6,904,718	6,877,707
Equity
Issued capital		353,618	353,618
Retained earnings		7,536,692	7,425,133
Other reserves		(690,414)	(703,778)
Equity attributable to parent company		7,199,896	7,074,973
Non-controlling interests		41,461	41,920
Total Equity		7,241,357	7,116,893

Total Equity and Liabilities		14,146,075	13,994,600

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the years ended March 31,
		2017	2016
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	1,464,654	1,233,736
Cost of sales	3	(921,591)	(871,619)
Gross profit		543,063	362,117
Other income	3	37,232	48,332
Distribution costs	3	(132,400)	(124,010)
Administrative expenses	3	(141,525)	(120,350)
Other expense	3	(16,827)	(193,116)
Profit from operating activities		289,543	(27,027)
Finance income	3	4,782	6,413
Finance costs	3	(51,662)	(59,872)

Share of profit of associates and joint ventures accounted for using equity method	15	5,845	8,131
Exchange rate differences		1,049	1,461
Profit before income tax		249,557	(70,894)
Income Tax	6	(51,841)	25,622
Net Profit		197,716	(45,272)

Net profit attributable to

Net profit attributable to parent company		197,806	(45,608)

Net profit attributable to non-controlling interests		(90)	336
Net Profit		197,716	(45,272)

Basic and diluted earnings per share (in U.S.$ per share)

Basic and diluted earnings per share from continuing operations		1.7480	(0.4030)

Basic and diluted earnings per share		1.7480	(0.4030)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the years ended March 31,
	Note	2018 ThU.S.$	2017 ThU.S.$
Net profit		197,716	(45,272)
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gain (losses) on defined benefit plans	10	(318)	(88)
Share of other comprehensive income of associates and joint ventures accounted for using equity method		1,694	(100)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		1,376	(188)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	(5,525)	33,721
Other Comprehensive Income before tax exchange differences on translation		(5,525)	33,721
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		25,841	17,710
Recycle of cash flow hedges to profit or loss before tax		(1,900)	(2,287)
Other Comprehensive Income before tax Cash flow hedges		23,941	15,423
Other Comprehensive income that will be reclassified to profit or loss before tax		18,416	49,144
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to actuarial losses on defined benefit plans		85	10
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method		(423)	10
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges	6	(6,404)	(4,226)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(6,404)	(4,226)
Other comprehensive (loss) income		13,050	44,750
Comprehensive (loss) income		210,766	(522)

Comprehensive Income attributable to
Comprehensive (loss) income, attributable to owners of parent company		211,170	(1,694)
Comprehensive (loss) income, attributable to non-controlling interests		(404)	1,172
Total comprehensive (loss) income		210,766	(522)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2018	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2018	353,618	(691,772)	4,752	(18,926)	2,168	(703,778)	7,425,133	7,074,973	41,920	7,116,893
Changes in Equity:
Comprehensive income
Net profit							197,806	197,806	(90)	197.716
Other comprehensive income, net of tax		(5,211)	17,537	(233)	1,271	13,364		13,364	(314)	13.050
Comprehensive income	—	(5,211)	17,537	(233)	1,271	13,364	197,806	211,170	(404)	210.766
Dividends							(86,247)	(86,247)	(22)	(86,269)
Increase (decrease) from transfers and other changes							—	—	(33)	(33)
Changes in equity	—	(5,211)	17,537	(233)	1,271	13,364	111,559	124,923	(459)	124.464
Closing balance at 03-31-2018	353,618	(696,983)	22,289	(19,159)	3,439	(690,414)	7,536,692	7,199,896	41,461	7,241,357

03-31-2017	Issued Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other Reserves ThU.S.$	Total other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01-01-2017	353,618	(703,886)	1,096	(20,752)	(4,500)	(728,042)	7,329,675	6,955,251	44,032	6,999,283
Changes in Equity:
Comprehensive income
Net profit							(45,608)	(45,608)	336	(45.272)
Other comprehensive income, net of tax		32,885	11,197	(78)	(90)	43,914		43,914	836	44.750
Comprehensive income	—	32,885	11,197	(78)	(90)	43,914	(45,608)	(1,694)	1.172	(522)
Dividends							(9,513)	(9,513)	(3)	(9.516)
Increase (decrease) from transfers and other changes							—	—	—	—
Changes in equity	—	32,885	11,197	(78)	(90)	43,914	(55,121)	(11,207)	1,169	(10.038)
Closing balance at 03-31-2017	353,618	(671,001)	12,293	(20,830)	(4,590)	(684,128)	7,274,554	6,944,044	45,201	6,989,245

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2018 ThU.S.$	2017 ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	1,307,672	1,321,668
Other cash receipts from operating activities	114,996	83,446
Classes of cash payments
Payments to suppliers for goods and services	(1,072,176)	(980,138)
Payments to and on behalf of employees	(160,501)	(139,701)
Other cash payments from operating activities	(44,841)	(23,790)
Interest paid	(43,524)	(69,894)
Interest received	2,403	3,799
Income taxes paid	21,785	(12,779)
Other inflows (outflows) of cash, net	(42,379)	(1,847)
Net Cash flows from Operating Activities	83,435	180,764

Cash flows (used in) investing activities

Cash flow used in obtaining control of subsidiaries or other businesses	(15,918)	—
Other cash receipts from sales of equity or debt instruments in other entities	—	1
Proceeds from sale of property, plant and equipment	2,756	512
Purchase of property, plant and equipment	(96,739)	(69,046)
Purchase of intangible assets	(282)	(4,640)
Proceeds from sales of other long-term assets	7	220
Purchase of other non-current assets	(70,276)	(46,146)
Dividends received	2,211	—
Other inflows (outflows) of cash, net	5	(3)
Cash flows used in Investing Activities	(178,236)	(119,102)

Cash flows from (used in) Financing Activities

Total borrowings obtained	96,474	5,001
Debt obtained in long-term	46,474	—
Debt obtained in short-term	50,000	5,001
Repayments of borrowings	(96,404)	(51,629)
Dividends paid	(602)	(785)
Other outflows of cash, net	10	3
Cash flows used in Financing Activities	(522)	(47,410)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(95,323)	14,252
Effect of exchange rate changes on cash and cash equivalents	(905)	2,000

Net increase (decrease) of Cash and Cash equivalents	(96,228)	16,252
Cash and cash equivalents, at the beginning of the period	589,886	592,253
Cash and cash equivalents, at the end of the period	493,658	608,505

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2018 AND 2017 AND DECEMBER 31, 2017.

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (currently, the Chilean Commission for the Financial Market (“CMF”)) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., a subsidiary of Celulosa Arauco y Constitución S.A., is also registered in the Securities Registry as No. 030.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp, wood products and forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

The ultimate shareholders of Arauco are Mrs. María Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi, who have control fundamentally as follows:

(i)	Through Inversiones Angelini y Cía. Ltda., entity wich has 63.4015% of the shares of AntarChile S.A. and

(ii)	Mr. Roberto Angelini Rossi through the statutory control of Inversiones Golfo Blanco Ltda., direct owner of 5.77307% of the shares of AntarChile S.A.; and Mrs. Patricia Angelini Rossi, through the statutory control of Inversiones Senda Blanca Ltda., direct owner of 4.32981% of the shares of AntarChile S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco are comprised by the following:

•	Interim Consolidated Statements of Financial Position as of March 31, 2018 and December 31, 2017.

•	Interim Consolidated Statements of Profit or Loss for the periods ended March 31, 2018 and 2017.

•	Interim Consolidated Statements of Comprehensive Income for the periods ended March 31, 2018 and 2017.

•	Interim Consolidated Statements of Changes in Equity for the periods ended March 31, 2018 and 2017.

•	Interim Consolidated Statements of Cash Flows for the periods ended March 31, 2018 and 2017.

•	Explanatory disclosures (notes)

Period Covered by the Interim Consolidated Financial Statements

Periods beginning on January 1 and ended March 31, 2018 and 2017.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 588 on March 17, 2018.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. - Inflation index-linked units of account

UTA - Annual Tax Unit

ICMS - Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the wood products and forestry reportable segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the interim consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

Summary of significant accounting policies

a)	Basis for preparation of interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the interim consolidated financial statements.

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore, it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. The aforementioned fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real, Argentine Pesos, Canadian Dollars and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the interim consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp

•	Wood products

•	Forestry

Refer to Note 24 for detailed financial information by reportable segment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

h)	Derivative financial instruments

(i) Derivative Financial Instruments—The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39 - Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statements of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco’s carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer’s previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial accounts receivable. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

r)	Income taxes and deferred taxes.

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has satisfied its performance obligations through the transfer of committed goods and services to the customer and it has no right to dispose of the assets, nor effective control of such good or services rendered.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied and when the outcome of a transaction can be reliably estimated.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statements of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

z) Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2018:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

Supersedes IAS 39. This final version includes requirements for the classification and measurement of financial assets and liabilities and introduces an ‘expected credit loss’ model for the measurement of the impairment. Hedge accounting part was included in IFRS 9 published at November 2013.

January 1, 2018

IFRS 15

Revenue from Contracts with Customers

Provides a single, principles based five-step model to be applied to all contracts with customers. The principles include information related to nature, amount, opportunity and uncerntainty of the revenue and cash flows from contracts with customers.

January 1, 2018

IFRIC 22

Transactions in Foreign Currency and Anticipated Considerations

Applies to a transaction in foreign currency (or partially in foreign currency) when an entity recognizes a non-financial asset or a non-financial liability arising from the payment or collection of an anticipated consideration, before recognizing the related asset, expense, or income.

January 1, 2018

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 1	First-time Adoption of International Financial Reporting Standards Deletes the short-term exemptions for first time adopters regarding to IFRS 7, IAS 9 and IFRS 10.	January 1, 2018

IFRS 2	Share-based payment Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.	January 1, 2018

IFRS 15	Revenue from contracts with customers. Introduces clarifications to the guidelines and examples related to the transition towards the new rule.	January 1, 2018

IFRS 4	Insurance contracts Introduces two approaches: overlap and temporary exemption of IFRS 9.	January 1, 2018

IAS 40	Investment properties Clarifies the requirements needed to transfer to, or from, investment properties.	January 1, 2018

IAS 28	Investments in associates and joint ventures Measurement of the investments in associates and joint ventures at fair value.	January 1, 2018

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

IFRS 9 - Financial Instruments.

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard introduced new rules applicable to hedge accounting and a new impairment model for financial assets. The financial assets held by the Group mainly include: Mutual Fund Holdings, (hedge) Derivatives, and highly-liquid financial instruments.

Arauco did not have a significant impact in the classification and measurement of its financial assets (See Note 2).

IFRS 15 – Revenue from Contracts with Customers.

The new standard specifies how and when income will be recognized and increases the disclosures. The standard provides a single five-step model based on principles applicable to all contracts with clients.

Arauco is a pulp and wood supplier in the global markets. Arauco’s contracts with clients can be clearly identified on the basis of purchase orders placed by such clients. Performance obligations are regularly explicitly defined as the products are delivered in accordance with the client’s contracts.

The main contracts with clients do not include additional separate performance obligations that change the timing of income recognition in accordance to IFRS 15.

The adoption of the standards, amendments and interpretations described above will not have a significant impact on Arauco’s Interim Consolidated Financial Statements.

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Content	Mandatory application for annual periods beginning on or after

IFRS 16

Leases

The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

IFRIC 23	Uncertain tax positions It clarifies the method for applying the acknowledgment and measurement requirements of IAS 12 when there is uncertainty regarding the fiscal treatments.	January 1, 2019

IFRS 17	Insurance Contracts Supersedes IFRS 4. It changes mainly the accounting for insurance contracts and inverstments contracts.	January 1, 2021

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 10 y IAS 28- Amendments	Sale or Contribution of assets among an Investor and its Associates or Joint Ventures.	Indeterminate

IAS 28	Investments in associates and joint ventures It clarifies that an entity applies IFRS 9 Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied.	January 1, 2019

IFRS 9	Financial instruments Allows assets to be measured at amortised cost.	January 1, 2019

IFRS 3	Business Combinations Clarifies that when an entity obtains control of a business that is a joint operation, it is a business combination achieve by steps.	January 1, 2019

IFRS 11	Joint Arrangements Clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	January 1, 2019

IAS 12	Income taxes Clarifies the income tax consequences of dividends from financial instruments at amortized cost should be recognized according to the past transactions or events that generated distributable profits.	January 1, 2019

IAS 23	Borrowing Costs Clarifies that if any specific borrowing remains outstanding after the related asset is ready for its intended use or sale, that borrowing becomes part of the general borrowings.	January 1, 2019

IFRS 16 - Leases

IFRS 16 was issued in January 2016. The new standard will result in recognizing practically all leases in the balance sheet, because the distinction between operational and financial leases was eliminated. Under the new standard an asset (the right to use the leased property) as well as a financial liability is recognized for lease payments. Short-term and low-value leases are an exception to this standard. This standard will be in full force and effect as of January 1, 2019.

The group’s main assets are held under financial leases by Arauco and its affiliates, and therefore we do not expect that the new standard will have a significant impact on the financial statements. However, the group has yet to evaluate which other adjustments, if any, would be necessary due to changes in the definition of the term of the lease and the various treatments of variable rent payments and extension and termination options. Therefore, it is not yet possible to estimate the value of the right to use the assets and liabilities under leases that will be recognized upon the implementation of the new standard, or how this could affect the group’s earnings or losses and the classification of future cash flows.

According to the performed evaluations, the adoption of the other standards, amendments and interpretations described above will not have a significant impact on Arauco’s Consolidated Financial Statements during its initial application period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As from January 1, 2018, IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers came into force, which have not materially impacted the Group’s Financial Statements based on Arauco’s assessment to date.

With regard to IFRS 9, we hereby inform the following:

- Classification and measurement

Arauco’s Financial Instruments were reviewed under the new IFRS 9 classification model. No significant changes were derived therefrom.

This assessment takes into consideration Arauco’s business model to manage its financial assets and liabilities, and whether or not its cash flows are composed only of payment of principal and interest.

- Impairment of Commercial Debtors and other Accounts Receivable

Arauco adopted the expected credit losses model under IFRS 9, which replaces the incurred loss model under IAS 39. In this new impairment model for accounts receivable, we used the simplified model, determining the risk rate based on historical information.

This assessment has determined that, to date, the current impairment provision reasonably hedges the impairment risk of the balances of Arauco’s accounts receivable portfolio.

-Hedging Derivatives

Arauco’s hedging derivatives were assessed under the new standard and fulfill all of the conditions set out in IFRS 9 to remain being accounted for as hedging.

Those conditions are the following: (i) that there is a unique relation between the hedging instrument and the hedged item; (ii) that there is an appointment and formal documentation regarding the hedging relation, the objective and risk management strategy to deploy the hedging; (iii) and that it complies with all of the efficiency requirements, that is, that there is an economic relation, the credit risk effect does not predominate over the changes of value that stem from this economic relation and the hedge ratio is the same as the amount of the covered item.

Regarding the inclusion of credit risk in the appraisal of Arauco’s hedging derivatives, as of March 31, 2018, the impact results in an inferior cash flow hedging Reserve, amounting to ThU.S.$ 7,880.

Regarding IFRS 15, we report the following:

IAS 18 “Income from ordinary activities” and all associated interpretations were replaced with the coming into force of IFRS 15. Arauco applied IFRS 15 to all its contracts with clients, with the exception of those contracts that fall within the scope of other provisions.

The application of this new provision does not lead to identifying performance obligations in addition to the main one (sale of assets and services), income is acknowledged in relation to the price set in the sales contract, net from volume-related discounts, after Arauco satisfies its performance obligations through the transfer of goods and services committed to the client, and Arauco has no right to dispose of the goods, nor does it

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

have effective control of those products. Volume-related discounts lead to a variable consideration, which is estimated in relation to the actual sales volume and it is assessed considering the annual forecasted sales.

Changes to accounting estimates

As of March 31, 2018, there have been no changes regarding the accounting estimates for the 2017 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	03-31-2018	12-31-2017
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	03-31-2018	12-31-2017
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

As of March 31, 2018 and 2017, no dividends were paid.

The interim dividend paid in December 2017 was equivalent to 20% of the distributable net profit calculated as of the end of September 2017 and was considered a decrease in the statements of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$86,247 (ThU.S.$ 9,513 as of March 31, 2017) presented in the statements of changes in equity correspond to the minimum dividend provision recorded for the period 2018.

The following are the dividends paid and per share amounts during the periods 2017:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-20-2017
Amount of Dividend	ThU.S.$60,494
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.53459

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-10-2017
Amount of Dividend	ThU.S.$59,005
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.52143

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Other items in the Statements of Profit or Loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the periods ended March 31, 2018 and 2017 are as follows:

	January - March
	2018 ThU.S.$	2017 ThU.S.$
Classes of Other Income
Other Income, Total	37,232	48,332
Gain from changes in fair value of biological assets (See note 20)	29,575	43,257
Net income from insurance compensation	31	67
Revenue from export promotion	1,039	895
Lease income	713	1,034
Gain on sales of assets	4,798	1,966
Access easement	85	38
Other operating results (*)	991	1,075

Classes of Other Expenses by activity
Total of Other Expenses by activity	(16,827)	(193,116)
Depreciation	(328)	(891)
Legal expenses	(769)	(583)
Impairment provision for property, plant and equipment and others	(7,015)	(975)
Operating expenses related to plants stoppage	(961)	(1,042)
Expenses related to projects	(1,002)	(969)
Loss of asset sales	(522)	(564)
Loss and repair of assets	(24)	(3,719)
Loss of forest due to fires (**)	(9)	(178,361)
Other Taxes	(3,336)	(1,867)
Research and development expenses	(298)	(416)
Fines, readjustments and interests	(180)	(277)
Others rentals no operational	(985)	—
Other expenses	(1,398)	(3,452)

Classes of financing income
Financing income, total	4,782	6,413
Financial income from mutual funds - term deposits	2,374	2,698
Financial income resulting from swap - forward instruments	637	1,845
Other financial income	1,771	1,870

Classes of financing costs
Financing costs, Total	(51,662)	(59,872)
Interest expense, Banks loans	(7,153)	(7,747)
Interest expense, Bonds	(35,669)	(47,919)
Interest expense, other financial instruments	(3,378)	(744)
Other financial costs	(5,462)	(3,462)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	5,845	8,131
Investments in associates	171	3,415
Joint ventures	5,674	4,716

(*)	”Other operating results” includes income from interests, extraction of sand and gravel from wharfage and indemnities, among others.
(**)	Loss of forest due to fires are presented net of ThU.S.$35,000 from insurance compensation as of December 2017.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - March
Cost of sales	2018 ThU.S.$	2017 ThU.S.$
Timber	178,431	186,765
Forestry labor costs	158,586	149,638
Depreciation and amortization	95,023	95,626
Maintenance costs	65,079	63,988
Chemical costs	131,950	125,310
Sawmill Services	38,439	28,663
Other Raw Materials	56,653	44,502
Other Indirect costs	48,843	42,240
Energy and fuel	48,743	44,590
Cost of electricity	11,124	9,170
Wages and salaries	88,720	81,127
Total	921,591	871,619

	January - March
Distribution cost	2018 ThU.S.$	2017 ThU.S.$
Selling costs	7,779	9,180
Commissions	3,715	3,509
Insurance	978	763
Provision for doubtful accounts	8	1
Other selling costs	3,078	4,907
Shipping and freight costs	124,621	114,830
Port services	7,892	7,292
Freights	97,106	93,167
Other shipping and freight costs	19,623	14,371
Total	132,400	124,010

	January - March
Administrative expenses	2018 ThU.S.$	2017 ThU.S.$
Wages and salaries	65,178	50,067
Marketing, advertising, promotion and publications expenses	2,673	2,375
Insurances	3,628	4,648
Depreciation and amortization	6,945	7,613
Computer services	3,995	6,710
Lease rentals (offices, other property and vehicles)	4,096	3,878
Donations, contributions, scholarships	3,260	2,397
Fees (legal and technical advisors)	13,465	9,199
Property taxes, city permits and rights	4,546	4,305
Cleaning services, security services and transportation	6,446	6,432
Third-party variable services (maneuvers, logistics)	11,560	10,059
Basic services	2,480	2,063
Maintenance and repair	1,751	1,273
Seminars, courses, training materials	501	454
Other administration expenses	11,001	8,877
Total	141,525	120,350

e)	Auditor Fees and Number of Employees (Not audited)

Auditors fees	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Audit services	780	602
Other services
Tax services	132	179
Others	66	27
TOTAL	978	808

Number of employees	No.
	15,379	15,737

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

Components of Inventory	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Raw materials	111,624	103,049
Production supplies	98,095	98,548
Work in progress	56,867	56,194
Finished goods	463,709	441,726
Spare Parts	175,065	168,945
Total Inventories	905,360	868,462

Inventories recognized as cost of sales at March 31, 2018 were ThU.S.$904,543 (ThU.S.$854,573 at March 31, 2017).

In order to have the inventories recorded at net realizable value at March 31, 2018, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$2,689 (ThU.S.$3,197 at March 31, 2017). As of March 31, 2018, the amount of obsolescence provision is ThU.S.$28,684 (ThU.S.$27,420 at December 31, 2016).

At March 31, 2018, there were inventory write-offs of ThU.S.$178 (ThU.S.$123 at March 31, 2017).

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

Components of Cash and Cash Equivalents	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Cash on hand	186	148
Bank checking account balances	223,071	209,037
Time deposits	182,407	292,105
Mutual funds	87,994	73,170
Other cash and cash equivalents (*)	—	15,426
Total	493,658	589,886

(*)	Applies to purchase contracts with resale commitments.

The risk classification of the mutual funds in effect as of March 31, 2018 and December 31, 2017 is shown below.

	March 2018 ThU.S.$	December 2017 ThU.S.$
AAAfm	82,817	70,808
AAfm	5,177	2,362
Total Mutual Funds	87,994	73,170

Changes in Financial Liabilities

		Cash Flow
	Opening balance 01-01-2018 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2018 ThU.S.$
Borrowings from banks	858,457	96,474	(96,404)	(9,499)	7,283	44	1,064	857,419
Hedging liabilities	5,393	—	—	(682)	—	(138)	(3,132)	1,441
Bonds and promissory notes	3,302,685	—	—	(33,343)	36,727	31,581	1,450	3,339,100
Total	4,166,535	96,474	(96,404)	(43,524)	44,010	31,487	(618)	4,197,960

		Cash Flow
	Opening balance 01-01-2017 ThU.S.$	Borrowings obtained ThU.S.$	Borrowings paid ThU.S.$	Interest paid ThU.S.$	Accrued interest ThU.S.$	Inflation adjustment ThU.S.$	Non-cash movements ThU.S.$	Closing balance 12-31-2017 ThU.S.$
Borrowings from banks	914,358	421,309	(481,205)	(28,141)	27,894	(439)	4,681	858,457
Hedging liabilities	87,364	—	—	—	—	—	(81,971)	5,393
Bonds and promissory notes	3,452,658	891,172	(1,146,506)	(233,045)	218,326	122,324	(2,244)	3,302,685
Total	4,454,380	1,312,481	(1,627,711)	(261,186)	246,220	121,885	(79,534)	4,166,535

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES AND DEFERRED TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 30% in Argentina, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax).

On September 29, 2014, the Official Gazette enacted Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes in Chile. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017, 2018 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 28, 2016, the Official Gazette enacted Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

On December 22, 2017, a new law was enacted in the United States that amended several articles of the Income Tax Act. The most relevant amendments of this law include the reduction of the income tax rate, from 35% as to 21% by 2018 fiscal year. This amendment generated a benefit of ThU.S.$ 17,600 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

On December 29, 2017, Law No. 27,430 was enacted in the Official Gazette of Argentina, which amended several articles of the Income Tax Act. The most relevant amendments include the reduction of the federal income tax rate from 35% to 30% by 2018 and 2019 fiscal years, and 25% by 2020. This amendment generated a benefit of ThU.S$ 62,677 for Arauco’s subsidiaries in that country as of December 31, 2017, as a result of the reduction of the net deferred liabilities generated by the reduction of the federal income tax rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Deferred tax Assets relating to Provisions	6,996	7,433
Deferred tax Assets relating to Accrued Liabilities	9,736	11,267
Deferred tax Assets relating to Post-Employment benefits	21,303	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,798	11,657
Deferred tax Assets relating to Financial Instruments	4,182	4,348
Deferred tax Assets relating to Tax Loss Carryforward	72,014	62,706
Deferred tax Assets relating to Inventories	7,488	5,941
Deferred tax Assets relating to Provisions for Income	6,530	21,354
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,877	5,149
Intangible revaluation differences	9,940	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	28,358	27,364
Total Deferred Tax Assets	182,222	186,884

Offsetting presentation	(172,889)	(178,618)

Net Effect	9,333	8,266

Certain subsidiaries of Arauco mainly in Chile, Brazil and Uruguay, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$251,625 (ThU.S.$216,397 at December 31, 2017), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$156,118 (ThU.S.$ 167,862 at December 31, 2017) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco and subsidiaries in USA, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

Deferred Tax Liabilities	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	851,555	860,498
Deferred tax Liabilities relating to Financial Instruments	15,896	12,684
Deferred tax Liabilities relating to Biological Assets	673,519	676,876
Deferred tax Liabilities relating to Inventory	33,521	32,580
Deferred tax Liabilities relating to Prepaid Expenses	45,960	41,600
Deferred tax Liabilities relating to Intangible	22,243	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	18,875	17,731
Total Deferred Tax Liabilities	1,661,569	1,663,983

Offsetting presentation	(172,889)	(178,618)

Net Effect	1,488,680	1,485,365

The effect of changes in current and deferred tax liabilities related to financial hedging instruments corresponds to a credit of ThU.S.$6,404 at March 31, 2018 (compared to a credit of ThU.S.$4,226 at March 31, 2017), which is presented net in Reserves for Cash Flow Hedges in the Consolidated Statement of changes in Equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

	Opening Balance 01-01-2018	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 03-31-2018
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	7,433	(427)	—	(10)	6,996
Deferred tax Assets relating to Accrued liabilities	11,267	(1,532)	(3)	4	9,736
Deferred tax Assets relating to Post-Employment benefits	19,276	1,912	100	15	21,303
Deferred tax Assets relating to Property, Plant and equipment	11,657	(1,858)	—	(1)	9,798
Deferred tax Assets relating to Financial Instruments	4,348	—	(166)	—	4,182
Deferred tax Assets relating to Tax Loss Carryforward	62,706	9,504	—	(196)	72,014
Deferred tax assets relating to Inventories	5,941	1,548	—	(1)	7,488
Deferred tax assets relating to Provisions for Income	21,354	(14,824)	—	—	6,530
Deferred tax Assets relating to Allowance for Doubtful Accounts	5,149	735	—	(7)	5,877
Intangible revaluation differences	10,389	(406)	—	(43)	9,940
Deferred tax Assets relating to Other Deductible Temporary Differences	27,364	546	—	448	28,358
Total Deferred Tax Assets	186,884	(4,802)	(69)	209	182,222

	Opening Balance 01-01-2018	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 03-31-2018
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	860,498	(8,648)	—	(295)	851,555
Deferred tax Liabilities relating to Financial Instruments	12,684	(256)	3,468	—	15,896
Deferred tax Liabilities relating to Biological Assets	676,876	(2,840)	—	(517)	673,519
Deferred tax Liabilities relating to Inventory	32,580	941	—	—	33,521
Deferred tax Liabilities relating to Prepaid Expenses	41,600	4,360	—	—	45,960
Deferred tax Liabilities relating to Intangible	22,014	277	—	(48)	22,243
Deferred tax Liabilities relating to Other Taxable Temporary Differences	17,731	1,045	—	99	18,875
Total Deferred Tax Liabilities	1,663,983	(5,121)	3,468	(761)	1,661,569

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through Business Combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2017
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S$
Deferred tax Assets relating to Provisions	5,771	931	—	726	5	7,433
Deferred tax Assets relating to Accrued Liabilities	11,716	(405)	—	—	(44)	11,267
Deferred tax Assets relating to Post-Employment benefits	17,618	2,286	(673)	—	45	19,276
Deferred tax Assets relating to Property, Plant and equipment	9,806	1,850	—	—	1	11,657
Deferred tax Assets relating to Financial Instruments	12,699	1,414	(9,764)	—	(1)	4,348
Deferred tax Assets relating to Tax Loss Carryforward	50,917	7,271	—	6,093	(1,575)	62,706
Deferred tax Assets relating to Inventories	7,158	(1,435)	—	221	(3)	5,941
Deferred tax Assets relating to Provisions for Income	7,069	(3,697)	—	—	—	3,372
Deferred tax Assets relating to Allowance for Doubtful Accounts	4,886	(854)	—	1,133	(16)	5,149
Intangible revaluation differences	10	(954)	—	11,333	—	10,389
Deferred tax Assets relating to Other Deductible Temporary Differences	30,216	6,943	—	9,134	(948)	45,345
Total Deferred Tax Assets	157,866	13,350	(10,437)	28,640	(2,536)	186,883

	Opening Balance 01-01-2017	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) through Business Combination	Increase (decrease) Net exchange differences	Closing balance 12-31-2017
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, Plant and Equipment	934,892	(82,445)	—	9,735	(1,684)	860,498
Deferred tax Liabilities relating to Financial Instruments	7,186	5,497	—	—	1	12,684
Deferred tax Liabilities relating to Biological Assets	719,577	(79,947)	—	37,246	(751)	676,876
Deferred tax Liabilities relating to Inventory	31,072	1,508	—	—	—	32,580
Deferred tax Liabilities relating to Prepaid Expenses	42,881	(1,281)	—	—	—	41,600
Deferred tax Liabilities relating to Intangible	27,222	(4,880)	—	—	(328)	22,014
Deferred tax Liabilities relating to Other Taxable Temporary Differences	20,004	(6,730)	—	4,467	(10)	17,731
Total Deferred Tax Liabilities	1,782,834	(168,278)	—	52,199	(2,772)	1,663,983

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2018		12-31-2017
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	110,208		124,178
Deferred Tax Assets - Tax loss carryforward	72,014		62,706
Deferred Tax Liabilities		1,661,569		1,663,983
Total	182,222	1,661,569	186,884	1,663,983

	January – March
Detail of Temporary Difference Income and Loss Amounts	2018 ThU.S.$	2017 ThU.S.$
Deferred Tax Assets	(14,306)	(11,769)
Deferred Tax Assets - Tax loss carryforward	9,504	22,529
Deferred Tax Liabilities	5,121	34,584
Total	319	45,344

Income Tax Expense

Income tax expense consists of the following:

	January - December
Income Tax composition	2018 ThU.S.$	2017 ThU.S.$
Current income tax expense	(52,355)	(20,272)
Prior period current income tax adjustments	646	39
Other current benefit tax (expenses)	(451)	511
Current Tax Expense, Net	(52,160)	(19,722)
Deferred tax expense relating to origination and reversal of temporary differences	(9,185)	22,815
Tax benefit arising from previously unrecognized tax loss carryforward	9,504	22,529
Total deferred Tax benefit (expense), Net	319	45,344
Income Tax benefit (expense), Total	(51,841)	25,622

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies at March 31, 2018 and 2017:

	January - March
	2018 ThU.S.$	2017 ThU.S.$
Foreign current income tax expense	(8,877)	(7,016)
Domestic current income tax expense	(43,283)	(12,706)
Total current income tax expense	(52,160)	(19,722)

Foreign deferred tax benefit (expense)	4,144	8,447
Domestic deferred tax benefit (expense)	(3,825)	36,897
Total deferred tax benefit (expense)	319	45,344
Total tax benefit (expense)	(51,841)	25,622

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - March
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	2018 ThU.S.$	2017 ThU.S.$
Statutory domestic (Chile) income tax rate	27%	25.5%
Tax Expense at statutory tax rate	(67,380)	18,078
Tax effect of foreign tax rates	(3)	333
Tax effect of revenues exempt from taxation	18,623	13,655
Tax effect of not deductible expenses	(6,365)	(10,423)
Tax effect of Previously Unrecognized Tax Benefit in the Statements of Profit or Loss	248	—
Tax rate effect from change in tax rate (opening balances)	—	657
Tax rate effect of adjustments for current tax of prior periods	646	39
Other tax rate effects	2,390	3,283
Total adjustments to tax expense at applicable tax rate	15,539	7,544
Tax benefit (expense) at effective tax rate	(51,841)	25,622

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2018	12-31-2017
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction work in progress	682,001	597,351
Land	1,003,819	1,008,310
Buildings	2,109,632	2,135,201
Plant and equipment	3,040,336	3,112,755
Information technology equipment	21,412	22,665
Fixtures and fittings	11,725	12,297
Motor vehicles	15,196	15,959
Other property, plant and equipment	131,076	129,761
Total Net	7,015,197	7,034,299

Property, Plant and Equipment, Gross
Construction work in progress	682,001	597,351
Land	1,003,819	1,008,310
Buildings	3,929,383	3,926,157
Plant and equipment	6,408,955	6,410,561
Information technology equipment	82,344	82,765
Fixtures and fittings	40,115	40,388
Motor vehicles	51,151	49,756
Other property, plant and equipment	159,459	159,720
Total Gross	12,357,227	12,275,008

Accumulated depreciation and impairment
Buildings	(1,819,751)	(1,790,956)
Plant and equipment	(3,368,619)	(3,297,806)
Information technology equipment	(60,932)	(60,100)
Fixtures and fittings	(28,390)	(28,091)
Motor vehicles	(35,955)	(33,797)
Other property, plant and equipment	(28,383)	(29,959)
Total	(5,342,030)	(5,240,709)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

As of March 31, 2017, there are no significant assets pledged as collateral to be disclosed in these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	126,373	112,924

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2018 and December 31, 2017:

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2018	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299
Changes
Additions	103,680	3	1,356	3,290	123	17	42	6,764	115,275
Disposals	—	(321)	(961)	(139)	—	—	—	(109)	(1,530)
Retirements	(2)	(4,238)	(124)	(535)	(5)	(1)	(119)	(4,822)	(9,846)
Depreciation	—	—	(30,913)	(77,665)	(1,433)	(603)	(990)	(834)	(112,438)
Impairment loss recognized in profit or loss	—	—	97	(6,400)	5	1	—	—	(6,297)
Increase (decrease) through net exchange differences	(322)	(924)	(13)	(3,042)	(10)	(9)	(36)	(67)	(4,423)
Reclassification of assets held for sale	—	—	157	—	—	—	—	—	157
Increase (decrease) through transfers from construction in progress	(18,706)	989	4,832	12,072	67	23	340	383	—
Total changes	84,650	(4,491)	(25,569)	(72,419)	(1,253)	(572)	(763)	1,315	(19,102)
Closing balance 03-31-2018	682,001	1,003,819	2,109,632	3,040,336	21,412	11,725	15,196	131,076	7,015,197

Movement of Property, Plant and Equipment	Construction work in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipment ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2017	321,031	991,450	2,169,731	3,256,348	24,154	9,880	16,858	130,043	6,919,495
Changes
Additions	440,394	277	12,932	65,938	787	556	2,161	10,788	533,833
Acquisitions through business combinations	3,460	4,009	17,214	46,415	164	986	241	2,022	74,511
Disposals	—	(1,878)	(48)	(5,492)	(26)	(26)	(292)	(262)	(8,024)
Retirements	(1,585)	(75)	(3,809)	(3,900)	(4)	(29)	(127)	(7,211)	(16,740)
Depreciation	—	—	(125,692)	(311,819)	(6,080)	(2,268)	(3,546)	(5,421)	(454,826)
Impairment loss recognized in profit or loss	(208)	—	(769)	(8,271)	(5)	(310)	—	(338)	(9,901)
Increase (decrease) through net exchange differences	290	(2,728)	961	(2,394)	51	(31)	67	69	(3,715)
Reclassification of assets held for sale	(418)	—	—	84	—	—	—	—	(334)
Increase (decrease) through transfers from construction in progress	(165,613)	17,255	64,681	75,846	3,624	3,539	597	71	—
Total changes	276,320	16,860	(34,530)	(143,593)	(1,489)	2,417	(899)	(282)	114,804
Closing balance 12-31-2017	597,351	1,008,310	2,135,201	3,112,755	22,665	12,297	15,959	129,761	7,034,299

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending March 31, 2018 and 2017 is as follows:

	January-March
Depreciation for the year	2018 ThU.S.$	2017 ThU.S.$
Cost of sales	95,023	96,065
Administrative expenses	3,909	4,148
Other expenses	347	1,202
Total	99,279	101,415

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Arauco acting as lessee

	03-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	109,387	116,534
Plant and equipment	109,387	116,534

Reconciliation of Financial Lease Minimum Payments:

03-31-2018
Periods	Present Value ThU.S.$
Less than one year	42,498
Between one and five years	63,124
More than five years	—
Total	105,622

12-31-2017
Periods	Present Value ThU.S.$
Less than one year	44,341
Between one and five years	68,035
More than five years	—
Total	112,376

Lease obligations are presented in the interim consolidated statements of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of Financial Lease Minimum Payments:

	03-31-2018
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	1,737	69	1,668
Between one and five years	1,201	—	1,201
More than five years	—	—	—
Total	2,938	69	2,869

	12-31-2017
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	12,001	69	11,932
Between one and five years	1,174	—	1,174
More than five years	—	—	—
Total	13,175	69	13,106

Finance lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January - March
Classes of revenue	2018 ThU.S.$	2017 ThU.S.$
Revenue from sales of goods	1,437,879	1,206,594
Revenue from rendering of services	26,775	27,142
Total	1,464,654	1,233,736

The reportable segments revenues by business area and by geographical area are presented in Note 24.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January-March
	2018 ThU.S.$	2017 ThU.S.$
Employee expenses	142,786	132,290
Wages and salaries	131,417	127,448
Severance indemnities	11,369	4,842

	03-31-2018	12-31-2017
Discount rate	5.06%	5.11%
Inflation	2.75%	2.77%
Annual rate of wage growth	5.22%	5.22%
Mortality rate (1)	RV-2014	RV-2014

Sensitivities to assumptions	2018 ThU.S.$
Discount rate
Increase in 100 bps	(4,910)
Decrease in 100 bps	5,739
Wage growth rates
Increase in 100 bps	5,638
Decrease in 100 bps	(4,923)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2018 and December 31, 2017:

	03-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Current	6,322	5,730
Non-current	72,863	66,033
Total	79,185	71,763

Reconciliation of the present value of severance indemnities obligations	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance	71,763	65,328
Current service cost	1,172	5,583
Interest cost	932	3,208
(Gains) losses from changes in actuarial assumptions	1,852	(3,711)
Actuarial gains and losses arising from experience	(1,534)	1,212
Benefits paid	(1,789)	(5,654)
Past service cost	5,423	—
Increase (decrease) for foreign currency exchange rates changes	1,366	5,792
Closing balance	79,185	71,763

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	03-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Total Current Assets	2,865,794	2,770,363

Cash and Cash Equivalents	493,658	589,886
U.S Dollar	337,353	501,352
Euros	11,420	4,306
Brazilian Real	35,171	47,314
Argentine Pesos	5,712	10,038
Other currencies	2,210	3,685
Chilean Pesos	101,792	23,191

Other current financial assets	2,963	3,504
U.S Dollar	2,963	3,497
Argentine Pesos	—	—
Other currencies		7

Other current non-financial assets	184,472	129,837
U.S Dollar	94,421	48,632
Euros	67	104
Brazilian Real	20,337	17,158
Argentine Pesos	5,472	5,832
Other currencies	5,912	5,306
Chilean Pesos	58,263	52,805

Trade and other current receivables	939,535	814,412
U.S Dollar	690,114	550,674
Euros	19,151	20,498
Brazilian Real	76,556	89,673
Argentine Pesos	28,417	26,863
Other currencies	22,027	17,702
Chilean Pesos	101,129	106,442
U.F.	2,141	2,560

Accounts receivable from related companies	8,452	3,488
U.S Dollar	754	726
Brazilian Real	336	171
Chilean Pesos	7,362	2,192
U.F.	—	399

Current Inventories	905,360	868,462
U.S Dollar	831,520	809,689
Brazilian Real	73,840	58,773

Current biological assets	305,210	307,796
U.S Dollar	270,374	270,761
Brazilian Real	34,836	37,035

Current tax assets	22,797	49,471
U.S Dollar	5,056	7,769
Brazilian Real	5,762	6,721
Argentine Pesos	27	—
Other currencies	3,366	3,188
Chilean Pesos	8,586	31,793

Non-current assets or disposal groups classified as held for sale	3,347	3,507
U.S Dollar	2,678	2,835
Brazilian Real	669	672

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Total Non-Current Assets	11,280,281	11,224,237

Other non-current financial assets	105,994	56,600
U.S Dollar	105,994	56,600

Other non-current non-financial assets	121,342	121,521
U.S Dollar	105,191	104,711
Brazilian Real	6,129	4,629
Argentine Pesos	9,034	11,303
Other currencies	801	693
Chilean Pesos	187	185

Trade and other non-current receivables	18,302	16,040
U.S Dollar	8,001	4,247
Brazilian Real	1,830	3,345
Other currencies	4,326	—
Chilean Pesos	4,145	6,692
U.F.		1,756

Accounts receivable from related companies, non-current	542	1,056
U.F.	542	1,056

Investments accounted for using equity method	377,416	368,772
U.S Dollar	131,587	130,276
Euros	195,306	185,410
Brazilian Real	50,517	53,080
Chilean Pesos	6	6

Intangible assets other than goodwill	89,544	88,615
U.S Dollar	87,955	87,007
Brazilian Real	1,502	1,516
Chilean Pesos	87	92

Goodwill	69,731	69,922
U.S Dollar	42,594	42,656
Brazilian Real	27,137	27,266

Property, plant and equipment	7,015,197	7,034,299
U.S Dollar	6,436,792	6,443,081
Brazilian Real	571,833	585,202
Chilean Pesos	6,572	6,016

Non-current biological assets	3,472,881	3,459,146
U.S Dollar	2,954,644	2,934,819
Brazilian Real	518,237	524,327

Deferred tax assets	9,332	8,266
U.S Dollar	4,992	4,319
Brazilian Real	4,017	3,622
Other currencies	31	32
Chilean Pesos	292	293

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	03-31-2018 From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2017 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	989,770	399,724	1,389,494	1,045,364	354,030	1,399,394

Other current financial liabilities	109,010	392,036	501,046	148,778	351,566	500,344
U.S Dollar	71,428	341,358	412,786	134,125	284,293	418,418
Brazilian Real	547	6,292	6,839	2,383	4,660	7,043
Argentine Pesos	1,408	3,799	5,207	1,508	4,116	5,624
Chilean Pesos	35,627	40,587	76,214	10,762	58,497	69,259
U.F.

Bank Loans	53,431	336,822	390,253	110,700	282,172	392,872
U.S Dollar	52,884	330,530	383,414	108,317	277,512	385,829
Brazilian Real	547	6,292	6,839	2,383	4,660	7,043

Financial Leases	9,885	32,613	42,498	9,928	34,413	44,341
Chilean Pesos	1,408	3,799	5,207	1,508	4,116	5,624
U.F.	8,477	28,814	37,291	8,420	30,297	38,717

Other Loans	45,694	22,601	68,295	28,150	34,981	63,131
U.S Dollar	18,544	10,828	29,372	25,808	6,781	32,589
U.F.	27,150	11,773	38,923	2,342	28,200	30,542

Trade and other current payables	585,347	20	585,367	717,342	4	717,346
U.S Dollar	160,129	—	160,129	193,562	—	193,562
Euros	10,162	—	10,162	9,099	—	9,099
Brazilian Real	57,489	—	57,489	124,917	—	124,917
Argentine Pesos	20,344	—	20,344	29,243	—	29,243
Other currencies	9,382	—	9,382	4,936	—	4,936
Chilean Pesos	301,842	20	301,862	333,525	4	333,529
U.F.	25,999	—	25,999	22,060	—	22,060

Accounts payable to related companies	9,330	—	9,330	11,208	—	11,208
U.S Dollar	2,515	—	2,515	1,354	—	1,354
Chilean Pesos	6,815	—	6,815	9,854	—	9,854

Other current provisions	2,614	—	2,614	2,728	—	2,728
U.S Dollar	629	—	629	622	—	622
Brazilian Real	1,985	—	1,985	2,106	—	2,106

Current tax liabilities	37,958	1,167	39,125	6,361	1,727	8,088
U.S Dollar	618	—	618	283	—	283
Euros	156	—	156	158	—	158
Argentine Pesos	—	—	—	46	—	46
Other currencies	327	—	327	479	—	479
Chilean Pesos	36,857	1,167	38,024	5,395	1,727	7,122

Current provisions for employee benefits	5,440	882	6,322	5,595	135	5,730
Chilean Pesos	5,440	882	6,322	5,595	135	5,730

Other current non-financial liabilities	240,071	5,619	245,690	153,352	598	153,950
U.S Dollar	195,841	4,600	200,441	119,309	582	119,891
Euros	62	—	62	77	—	77
Brazilian Real	23,568	—	23,568	18,016	—	18,016
Argentine Pesos	3,455	—	3,455	3,215	—	3,215
Other currencies	4,593	—	4,593	3,906	—	3,906
Chilean Pesos	12,532	1,019	13,551	8,809	16	8,825
U.F.	20	—	20	20	—	20

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2018			12-31-2017
	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	2,579,677	2,935,547	5,515,224	3,025,553	2,452,760	5,478,313

Other non-current financial liabilities	1,452,624	2,349,911	3,802,535	1,455,641	2,322,926	3,778,567
U.S Dollar	961,542	1,517,836	2,479,378	970,631	1,508,999	2,479,630
Brazilian Real	14,183	—	14,183	16,506	—	16,506
Chilean Pesos	8,830	—	8,830	9,839	—	9,839
U.F.	468,069	832,075	1,300,144	458,665	813,927	1,272,592

Bank Loans	320,888	146,278	467,166	327,424	138,161	465,585
U.S Dollar	306,705	146,278	452,983	310,918	138,161	449,079
Brazilian Real	14,183	—	14,183	16,506	—	16,506

Financial Leases	63,124	—	63,124	68,035	—	68,035
Chilean Pesos	8,830	—	8,830	9,839	—	9,839
U.F.	54,294	—	54,294	58,196	—	58,196

Other Loans	1,068,612	2,203,633	3,272,245	1,060,182	2,184,765	3,244,947
U.S Dollar	654,837	1,371,558	2,026,395	659,713	1,370,838	2,030,551
U.F.	413,775	832,075	1,245,850	400,469	813,927	1,214,396

Other non-current provisions	35,640	—	35,640	36,008	—	36,008
U.S Dollar	11	—	11	7	—	7
Brazilian Real	4,755	—	4,755	4,682	—	4,682
Argentine Pesos	30,874	—	30,874	31,316	—	31,316
Chilean Pesos	—	—	—	3	—	3

Deferred tax liabilities	904,275	584,405	1,488,680	1,355,531	129,834	1,485,365
U.S Dollar	798,977	584,405	1,383,382	1,247,096	129,834	1,376,930
Brazilian Real	105,298	—	105,298	108,435	—	108,435

Non-current provisions for employee benefits	71,632	1,231	72,863	66,033	—	66,033
Other currencies	144	—	144	129	—	129
Chilean Pesos	71,488	1,231	72,719	65,904	—	65,904

Other non-current non-financial liabilities	115,506	—	115,506	112,340	—	112,340
U.S Dollar	14	—	14	13	—	13
Brazilian Real	115,158	—	115,158	111,634	—	111,634
Argentine Pesos	117	—	117	480	—	480
Chilean Pesos	217	—	217	213	—	213

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences on translation:

	January - March
	2018	2017
	ThU.S.$	ThU.S.$
Arauco do Brasil S.A.	(3,404)	12,934
Arauco Forest Brasil S.A.	(2,232)	12,267
Arauco Florestal Arapoti S.A.	(1,284)	3,346
Sonae Arauco S.A.	4,227	2,167
Arauco Argentina S.A.	(264)	1,011
Flakeboard Company Limited	(2,364)	1,102
Others	110	58

Total reserve of exchange differences on translation	(5,211)	32,885

Effect of foreign exchange rates changes

	January-March
	2018	2017
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	1,049	1,461
Reserve of exchange differences on translation (with Non-controlling interests)	(5,525)	33,721

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes interest at effective rate on current investment projects.

	January - March
	2018	2017
	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	4.90%	5.10%
Amount of the capitalized interest cost, property, plant and equipment	2,506	256

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Superintendency of Securities and Insurance (current Chilean Commission for the Financial Market) and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco, direct and indirectly, are Mrs. Maria Noseda Zambra de Angelini (who passed away on April 15, 2018), Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the Intermediate Controlling Entity that Produces Consolidated Financial Statements for Public Use

Empresas Copec S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions are equitable in relation to other transactions regularly performed at market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

			Functional	% Ownership interest 03-31-2018			% Ownership interest 12-31-2017
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.0681	98.9309	99.9990	1.1624	98.8366	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.5689	99.4301	99.9990	0.5689	99.4301	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	9.9971	90.0021	99.9992	9.9971	90.0021	99.9992
-	Arauco Industria de Paineis Ltda.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
76620842-8	Arauco Nutrientes Naturales SPA	Chile	U.S. Dollar	—	99.9484	99.9484	—	99.9484	99.9484
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.1031	57.1031	—	57.5223	57.5223
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9795	99.9795	—	99.9795	99.9795
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4922	98.4922	—	98.4826	98.4826
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9961	99.9961	—	99.9961	99.9961
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9991	99.9991	—	99.9991	99.9991
-	Savitar S.A.	Argentina	Argentine pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

Company Name	Country	Functional Currency
Eufores S.A.	Uruguay	U.S. Dollar
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
Ongar S.A.	Uruguay	U.S. Dollar
Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January - March
	2018 ThU.S.$	2017 ThU.S.$
Salaries and bonuses	17,629	12,259
Per diem compensation to members of the Board of Directors	670	561
Termination benefits	7,248	1,436
Total	25,547	14,256

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common Stockholder	Chile	Chilean pesos	30 days	21	25
Eka Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	2.732	2,027
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	30 days	4.077	4
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	336	171
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	30 days	—	136
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	—	1	—
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Subsidiary of an Associate	Chile	U.S. Dollar	30 days	1
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	531	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	753	726
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	399
TOTAL						8,452	3,488

Related Party Receivables, Non-Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	—	—	528
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an Associate	Chile	U.F.	Jan-20	542	528
TOTAL						542	1,056

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,283	8,837
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	249	545
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	—	—	54
Red to Green S.A. (Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	30 days	2	1
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	30 days	120	146
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	30 days	97	137
Servicios Corporativos Sercor S.A.	96.925.430-1	Subsidiary of the Associate	Chile	Chilean pesos	30 days	7	29
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	1,550	1,354
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	30 days	928	—
Adm.Estaciones de Servicio Serco Ltda.	79.689.550-0	Common controlling parent	Chile	Chilean pesos	30 days	1	1
Proveedora Industrial Minera Andina S.A.	93.305.000-9	Common director	Chile	Chilean pesos	30 days	5
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	U.S. Dollar	30 days	37
Adm. de Ventas al Detalle Arco Prime Ltda.	77.215.640-5	Common controlling parent	Chile	Chilean pesos	30 days	1	14
Elemental S.A.	76.659.730-0	Indirect associate of controlling parent	Chile	Chilean pesos	—	—	4
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	30 days	50	86
TOTAL						9,330	11,208

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	763	3,115
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	16,966	66,789
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of the Associate	Chile	U.S. Dollar	Transport and stowage	2,881	9,986
Puerto Lirquén S.A.	96.959.030-1	Subsidiary of the Associate	Chile	U.S. Dollar	Port services	2,117	6,956
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	9,669	44,055
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	478	1,310
Portaluppi, Guzman y Bezanilla Asesorías Ltda.	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	277	1,496
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common Stockholder	Chile	Chilean pesos	Telephone services	215	460
CMPC Maderas S.A.	95.304.000-K	Common Stockholder	Chile	Chilean pesos	Wood and logs	48	330
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	114	389
Woodtech S.A.	76.724.000-7	Indirect associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	185	2,239
Inversiones Siemel S.A.	94.082.000-6	Common Stockholder	Chile	Chilean pesos	Rentals	86	596
CMPC Celulosa S.A.	96.532.330-9	Common Stockholder	Chile	Chilean pesos	Others purchases	—	965
Sales
Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Charter Services	75	202
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	—	1,128
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	6,597	19,182
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	6,587	25,322
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	696	2,966

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

At March 31, 2018 there were no new investments to report.

On December 6, 2017, the subsidiary Arauco do Brasil S.A. acquired all the equity rights of Masisa do Brasil Ltda. (currently Arauco Industria de Paineis Ltda.) for ThU.S.$ 32,698. During December 2017, Arauco paid ThU.S.$ 15,918. Subsequently, in February 2018, the balance of ThU.S$ 16,780 was paid. The main assets acquired consist of 2 industrial complexes that will permit Arauco an installed capacity of approximately 10 million m3.

Arauco recognized the acquisition of Arauco Industria de Paineis Ltda. on the basis of the information available at the date of the transaction, performing a preliminary determination of the allocation of fair values in the acquisition of this Company. The recorded assets and liabilities are considered provisional amounts and may be adjusted during the measurement period of this acquisition, in order to reflect new information obtained regarding facts and circumstances existing as of the date of acquisition which, had they been known, would have affected the measurements of the amounts recorded by that date. The measurement period will not exceed the term of one year, from the acquisition date.

The table below shows the fair values of assets and liabilities at the date of the transaction:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-06-2017 ThU.S.$
Cash and cash equivalent	4,345
Trade and other current receivables	49,715
Inventories	23,331
Property, plant and equipment	68,321
Other assets	27,012
Total assets	172,724
Other financial liabilities, current and non-current	43,218
Trade and other payables	26,437
Other liabilities	70,371
Total liabilities	140,026

The following table shows revenue and net profit recognized at the acquisition day:

ARAUCO INDUSTRIA DE PAINEIS LTDA.	12-01-2017 al 12-31-2017 ThU.S.$
Revenue	11,830
Net loss	(1,376)

The following shows income from ordinary activities and results of Arauco as though the acquisition date had been as of the beginning of the annual period:

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. AND SUBSIDIARIES	January-December 2017 ThU.S.$
Revenue	5,395,859
Net profit	261,776

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At March 31, 2018 there were no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	03-31-2018	12-31-2017
Carrying amount	ThU.S.$62,426	ThU.S.$62,225

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2018	12-31-2017
Carrying amount	ThU.S.$48,153	ThU.S.$47,619

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2018	12-31-2017
Carrying amount	ThU.S.$226	ThU.S.$191

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2018	12-31-2017
Carrying amount	ThU.S.$(4)	ThU.S.$(4)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	03-31-2018	12-31-2017
Carrying amount	ThU.S.$6	ThU.S.$6

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	03-31-2018	12-31-2017
Carrying amount	ThU.S.$46,431	ThU.S.$48,921

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
03-31-2018	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	98,475	29	4,721	3,518	5	25	106,773
Non-current	583,004	97,007	795	125,126	45	24	806,001
Total	681,479	97,036	5,516	128,644	50	49	912,774

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	43,220	82	3,787	350	—	14	47,453
Non-current	330,388	—	599	33,536	5	50	364,578
Equity	307,871	96,954	1,130	94,758	45	(15)	500,743
Total	681,479	97,036	5,516	128,644	50	49	912,774

03-31-2018
Revenues	34,503	4,852	1,334	2,326	—	—	43,015
Expenses	(35,878)	—	(1,197)	(2,423)	—	—	(39,498)
Profit or loss (continuing operations)	(1,375)	4,852	137	(97)	—	—	3,517

Other comprehensive income	1,868		—	99,367	—	—	101,235
Total comprehensive income	493	4,852	(35)	99,270	—	—	104,580
Dividends	—	—	—		—	—	—

	Assets
12-31-2017	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	92,816	29	4,296	6,384	5	25	103,555
Non-current	590,309	97,072	769	126,215	45	24	814,434
Total	683,125	97,101	5,065	132,599	50	49	917,989

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	44,564	82	3,219	123	—	14	48,002
Non-current	331,681	—	871	32,636	5	50	365,243
Equity	306,880	97,019	975	99,840	45	(15)	504,744
Total	683,125	97,101	5,065	132,599	50	49	917,989

03-31-2017
Revenues	32,233	1,138	1,142	4,316	—	—	38,829
Expenses	(28,294)	—	998	(1,487)	—	—	(28,783)
Profit or loss (continuing operations)	3,939	1,138	2,140	2,829	—	—	10,046

Other comprehensive income	(833)	—	—	338,830	—	—	337,997
Total Comprehensive income	3,106	1,138	2,140	341,659	—	—	348,043
Dividends	—	—	—	—	—	—	—

Reconciliation of Investment in Associates and Joint Ventures

	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance as of January 1	368,772	446,548
Changes
Share of profit (loss) in investment in associates	171	4,855
Share of profit (loss) in investment in joint ventures	5,674	12,162
Dividends Received, Investments in Associates	(2,211)	(8,586)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	3,984	22,726
Other increase (decrease) in investment and associates and joint Ventures (*)	1,026	(108,933)
Total changes	8,644	(77,776)
Ending balance	377,416	368,772

(*)	In May 2017, Arauco’s associate Florestal Vale do Corisco S.A. performed a return of capital to its shareholders. This transaction did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Carrying amount of associates accounted for using equity method	157,241	158,772
Carrying amount of joint ventures accounted for using equity method	220,175	209,805
Total investment accounted for using equity method	377,416	368,577

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

As of March 31, 2018 and December 31, 2017, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2018		12-31-2017
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	263,242	245,103	202,669	186,626
Non-current	2,061,821	509,345	2,076,255	586,034
Equity	—	1,570,615	—	1,506,264
Total Joint Arrangement	2,325,063	2,325,063	2,278,924	2,278,924

Investment	785,308		753,132

	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Income	215,649	156,652
Expenses	(151,145)	(150,462)
Joint Arrangement Net Income (Loss)	64,504	6,190

	03-31-2018		12-31-2017
Forestal Cono Sur S.A. (consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	44,217	22,487	33,012	22,582
Non-current	166,325	1,940	174,943	2,314
Equity	—	186,115	—	183,059
Total Joint Arrangement	210,542	210,542	207,955	207,955

Investment	93,058		91,530

	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Income	16,129	2,318
Expenses	(13,148)	(704)
Joint Arrangement Net Income (Loss)	2,981	1,614

	03-31-2018		12-31-2017
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	185,298	190,143	183,175	180,298
Non-current	631,680	3,926	612,187	7,948
Equity	—	622,910	—	607,116
Total Joint Arrangement	816,978	816,979	795,362	795,362

Investment	311,455		303,558

	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Income	85,464	87,319
Expenses	(70,412)	(73,301)
Joint Arrangement Net Income (Loss)	15,052	14,018

	03-31-2018		12-31-2017
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,879	105,101	6,105	97,233
Non-current	481,120	35,518	483,884	43,180
Equity	—	348,380	—	349,576
Total Joint Arrangement	488,999	488,999	489,989	489,989

Investment	174,190		174,788

	03-31-2018 ThU.S.$	03-31-2017 ThU.S.$
Income	4,527	9,011
Expenses	(5,724)	(6,607)
Joint Arrangement Net Income (Loss)	(1,197)	2,404

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	03-31-2018		12-31-2017
	Assets	Liabilities	Assets	Liabilities
Unilin Arauco Pisos Ltda.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	6,840	3,982	7,270	4,461
Non-current	5,340	27	5,535	28
Equity	—	8,171	—	8,316
Total Joint Arrangement	12,180	12,180	12,805	12,805

Investment	4,086		4,158

	03-31-2018	03-31-2017
	ThU.S.$	ThU.S.$
Income	2,767	2,960
Expenses	(2,766)	(3,324)
Joint Arrangement Net Income (Loss)	1	(364)

Other comprehensive income	—	—
Comprehensive income	1	(364)
Dividends	—	—

	03-31-2018		12-31-2017
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	20,810	6,312	18,876	5,388
Non-current	31,935	4,865	32,040	5,054
Equity	—	41,568	—	40,474
Total Joint Arrangement	52,745	52,745	50,916	50,916

Investment	20,784		20,237

	03-31-2018	03-31-2017
	ThU.S.$	ThU.S.$
Income	11,184	11,740
Expenses	(10,090)	(10,923)
Joint Arrangement Net Income (Loss)	1,094	817

Other comprehensive income	—	—
Comprehensive income	1,094	817
Dividends	—	—

	03-31-2018		12-31-2017
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	292,511	259,797	265,578	235,676
Non-current	694,120	336,223	664,689	323,770
Equity	—	390,611	—	370,821
Total Joint Arrangement	986,631	986,631	930,267	930,267

Net assets	162,924		151,920
Net asset adjustment (Goodwill)	32,382		33,491
Investment	195,306		185,411

	03-31-2018	03-31-2017
	ThU.S.$	ThU.S.$
Income	270,724	9,646
Expenses	(260,353)	(667)
Joint Arrangement Net Income (Loss)	10,371	8,979

Other comprehensive income	—	—
Comprehensive income	10,371	8,979
Dividends	—	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of March 31, 2018 and December 31, 2017, respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	03-31-2018	12-31-2017
Information relevant to the sum of all impairment	ThU.S.$23,802	ThU.S.$17,396

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$69,731 (ThU.S.$69,922 at December 31, 2017), as shown below:

Goodwill	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Opening balance at January 1	69,922	74,893
Impairment	—	(4,640)
Increase (decrease) in foreign currency exchange	(191)	(331)
Closing balance at December 31	69,731	69,922

Of the total of goodwill, ThU.S.$39,780 (ThU.S.$39,841 as of December 31, 2017) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownership.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 6.7% which reflects current market assessments for the wood products segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$27,137 (ThU.S.$27,266 as of December 31, 2017).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 7% real discount rate that reflects current evaluations for the panel segment in Brazil.

As a result of the annual impairment test at December 31, 2017, the carrying value of the goodwill of the plants exceeded their recoverable value, and therefore impairment losses of ThU.S.$4,640 were recognized. As of March 31, 2018, the carrying value of the goodwill of the plants did not exceed their recoverable value, and therefore there was no need to recognize impairment losses.

As of March 31, 2017, the variation of the balance in goodwill was only due to translation adjustments of functional currency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, and objected certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested the reimbursement of the amounts returned in connection to tax losses, along with the amendment of the FUT (Tax Profits Fund) Registry balance. In consideration to the foregoing, the above mentioned tax resolutions ordered the restitution of the historical amount of $4,571,664,617 (equal to ThU.S.$7,577 as of March 31, 2018). On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the above mentioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, partially sustaining the Company’s request, granting a discount to the total amount of $1,209,399,164 (equal to ThU.S.$2,004, as of March 31, 2018), resulting in a total disputed amount of $3,362,265,453 (equal to ThU.S.$5,572 as of March 31, 2018) plus fines and interests. On this date, the claim corresponding to the sums not granted during the enforcement stage was filed. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. On June 19, 2017, the Court issued the evidence production ruling, which resolution was notified via certified letter on July 23 of 2017. Arauco lodged a motion for reconsideration and a supplementary appeal, requesting the terms of the evidence production ruling be modified. On July 7, 2017, the Court upheld the motion for reconsideration. On September 20, 2017, the Court issued its first instance decision confirming the liquidations. On October 12, 2017, Arauco challenged the decision through an appeal, requesting the Court of Appeals of Santiago to revoke the first instance decision and uphold Arauco’s claim instead. The case is pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore as of March 31, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

2. In connection with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability, for a total of $2,695,560,000 (equal to ThU.S.$4,467 as of March 31, 2018).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

On October 21, 2015, the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 (equal to ThU.S.$8, as of March 31, 2018) plus adjustments, in accordance with the variation of the Consumer Price Index, calculated as of the month of May 2007, up to the month when the payment is made. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. On June 27, 2017, the Court of Appeals of Talca confirmed the ruling, additionally declaring that it increased the amount awarded as non-monetary damages to $10,000,000 (equal to ThU.S.$16 as of March 31, 2018) for each claimant, plus Consumer Price Index-based adjustments, calculated from the date of the first instance ruling (October 21, 2015) up to the date of effective payment. On July 12, 2017, Arauco filed a cassation appeal based on both procedural and substantial flaws. On October 5, 2017, Arauco became a party to the Appeal.

On December 20, 2017 the parties reached a complete agreement, thus putting an end to the trial through a settlement, with Celulosa Arauco y Constitución S.A., paying—without recognizing any liability in connection with the events—an amount lower than ninety million pesos, with the plaintiffs, in turn, abandoning the cassation appeals that they had lodged. On December 28, 2017, the Supreme Corte issued a ruling declaring the waiver of both remedies. Proceedings Terminated.

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses.

On December 15, 2017, the Superintendence of the Environment issued Exempted Resolution No. 1,487, closing the punitive administrative proceeding, absolving the company with regards to one of the charges and convicting for other 10 charges, applying a fine of 7,777 UTA (equal to ThU.S.$ 7,316 as of March 31, 2018). On December 22, 2017, the Company submitted a motion for reconsideration regarding Exempted Resolution No. 1,487, before the SMA, requesting that we be absolved of all infringements, with the exception of the charge specified under number 7 (late submission of the water quality report regarding the Cruces river).

Exempted Resolution No. 357, issued by the Superintendence of the Environment (SMA) was notified on March 23, 2018, through which the reconsideration appeal lodged by the company was rejected. In consideration to the foregoing, on April 5, 2018, a judicial claim was submitted before the Third Environmental Court against Exempted Resolutions No. 1487 and No. 357 of the SMA. The complaint was declared admissible and an official letter was sent to the SMA for it to issue a report. Proceedings Pending (case File: R-64-2018, Third Environmental Court).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company, and therefore as of March 31, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted—within the established term—a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On October 31, 2017, a final report was submitted regarding the Compliance Program, which evidenced the complete and comprehensive performance of all actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

On February 1, 2017, the Environment Superintendent issued Exempted Resolution No. 71, imposing a fine against the Company for the amount of 239 Annual Tax Units (UTA) (equivalent to ThU.S.$ 225, as of March 31, 2018).

On February 13, 2017, the Company filed a motion for reconsideration, requesting the annulment of the fine or substantially decreasing it.

On August 7, 2017, a ruling was issued to resolve the reconsideration appeal, partially upholding the Company’s request, thus reducing the portion of the fine that corresponds to this charge, from 234 UTA to 177 UTA (equivalent to ThU.S.$166, as of March 31, 2018).

The 25% reduction benefit was granted as a result of paying within the first 5 business days, and the total sum amounted to 136.5 UTA (equivalent to ThU.S.$128 as of March 31, 2018). Case closed.

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law No. 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. On January 3, 2017, the SMA served its resolution approving the compliance program submitted by the Company. If the compliance program is executed satisfactorily, the proceedings would conclude without the application of any sanctions.

The final report regarding the Compliance Program was submitted on October 2, 2017, and further supplemented on December 11, 2017, evidencing the complete and comprehensive performance of all the actions and measures envisaged in said program. The SMA must issue its opinion regarding the satisfactory performance of the Compliance Program.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco Argentina S.A.

1. Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

Additionally, the Company filed yearly forestry plans between years 2007 and 2015 for its local operations in the Provinces of Misiones and Buenos Aires.

In March, 2005, Note No. 145/05 of the Undersecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure is currently under discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to $437,310,690 Argentine Pesos (ThU.S.$ 23,440 as of March 31, 2018) for guaranteed export duties, which appears under not current provisions. Additionally, the Company filed a restitution claim for a total amount of US$6,555,207, plus interests accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. Both the underlying issue and the restitution claim have yet to be resolved.

On the other hand, in April 2016, the Secretary of Agriculture, Livestock and Fishing issued Resolution No.154 – E/2016, that requires that the holders of enterprises that have received the fiscal benefits envisaged by Law No. 25,080, establish collateral to cover a third of the duration of the project, with a minimum term of five years. During May of 2017, the Company modified the duly established collateral in accordance to the terms of said Resolution, for which reason the security was ultimately established at an amount of $276,508,024 (ThU.S.$13,723 as of March 31, 2018).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement, at the estimated amount of R$164,159,000 (ThU.S.$49,665 as of March 31, 2018). Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. The CARF’s decision was issued on May 16, 2017, and took into consideration certain arguments presented by the Company regarding the agios, but preserving other charges. Administratively, it is possible that the parties can file a Special Remedy. If the current scenario remains in place, it is estimated that the claim will amount to R$57,278,771 (ThU.S.$17,329 as of March 31, 2018), plus correction increments.

The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. Otherwise, as the next step, the Company will discuss the Infringement Notice before the Brazilian Justice Courts.

Forestal Arauco S.A.

1. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010. The plaintiff valued the damages in the amount of $4,203,216,164 (equivalent to ThU.S.$ 6,966, as of March 31, 2018).

On November 14, 2016, the lower court issued a ruling partially upholding the claim, convicting Forestal Arauco S.A. to pay the sum of $115,026,673 (equivalent to ThU.S.$ 191 as of March 31, 2018) as general damage, and the sum of $607,849,413 (equivalent to ThU.S.$ 1,007 as of March 31, 2018) for loss profit, rejecting the claim for alleged moral damage, all without ordering the payment of litigation expenses.

Forestal Arauco S.A. challenged the ruling filing a cassation remedy based on procedural violations as well as an appeal. The plaintiff also challenged the ruling through an appeal. On August 14, 2017, the Court of Appeals decided to only uphold the appeal filed by Forestal Arauco S.A., dismissing the claim in its entirety.

On September 1, 2017, the plaintiff challenged the decision rendered by the Court of Appeals, filing a formal cassation appeal and a cassation appeal on the merits before the Supreme Court. Proceedings pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

2. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On February 24, 2017, the first instance final ruling was notified, which ruling dismissed the claim in its entirety, and imposed the payment of court costs. On March 8, 2017, the claimant appealed against the first instance decision. Currently, the case is pending before the Court of Appeals, with the decree declaring that the case is ready to be heard by the Court being issued on April 12. Pending (Court of Appeals of Talca Case File No. 949-2017).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

3. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the above mentioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014 of the Civil Court of Constitución.

On February 24, 2017, the final ruling of the lower court was notified, completely dismissing the claim, with litigation costs.

On March 8, 2017, the plaintiff filed an appeal against the lower court final ruling. Currently, the case is pending before the Court of Appeals, with the decree declaring that the case is ready to be heard by the Court being issued on April 12. Pending (Court of Appeals of Talca Case File No. 949-2017).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

4. On August 24, 2017, the company was notified of a civil claim for recovery in ordinary proceedings, filed by Mrs. Carmen Muñoz Domínguez on behalf of Forestal Ezrece S.A. The plaintiff argues that its client would be the rightful owner – as a result of an assignment and sale – of 87.5% of the hereditary rights in the rural real estate property called “Pino Huacho,” located in the boroughs of Los Alamos and of Cañete, province of Lebu, Eighth Region, for a surface area amounting to 5,144.22 hectares, which actions would be under the possession of Forestal Arauco S.A. The claimant has requested the court to order Forestal Arauco S.A. to be sentenced to restitute these actions and rights. Forestal Arauco S.A. answered the claim, requesting its total dismissal, with litigation costs, and further filing a counterclaim based on the ordinary prescription and, in lieu thereof, based on extraordinary prescription.

Having exhausted the period of discussion both for the main action as well as for the counterclaim, the Court issued the corresponding evidence production resolution. Forestal Arauco S.A. lodged a reconsideration remedy with a subsidiary appeal. The Court partially upheld the reconsideration and denied the subsidiary appeal. Forestal Arauco S.A. lodged an appeal for the review of facts, dated April 11, which was upheld by the Court of Appeals of Concepcion, ordering the Court to grant the processing of the appeal. Proceedings currently at the evidence production stage. Pending. (Case File C-109-2017 First Instance and Guarantee Court of Lebu).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company and therefore, as of March 31, 2018, Arauco has not made any provision whatsoever in connection to this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of March 31, 2018 and December 31, 2017 are as follows:

	03-31-2018	12-31-2017
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	2,614	2,728
Provisions for litigations	622	616
Other provisions	1,992	2,112
Provisions, non-Current	35,640	36,008
Provisions for litigations	12,188	12,556
Other provisions	23,452	23,452

Total Provisions	38,254	38,736

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

	03-31-2018
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	13,172	25,564	38,736
Changes in provisions
Increase in existing provisions	556	32	588
Increase through business combinations	—	—	—
Used provisions	(315)	(146)	(461)
Increase (decrease) in foreign currency exchange	(603)	(7)	(610)
Other Increases (Decreases)	—	1	1
Total Changes	(362)	(120)	(482)
Closing balance	12,810	25,444	38,254

(*)	The increase in legal claims is composed mainly of ThU.S.$405 and ThU.S.$145 Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.

	12-31-2017
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	15,123	23,857	38,980
Changes in provisions
Increase in existing provisions	1,314	16	1,330
Increase through business combinations	—	2,106	2,106
Used provisions	(1,578)	—	(1,578)
Increase (decrease) in foreign currency exchange	(1,493)	—	(1,493)
Other Increases (Decreases)	(193)	(416)	(609)
Total Changes	(1,950)	1,706	(244)
Closing balance	13,173	25,563	38,736

(*)	The increase in legal claims is composed mainly of ThU.S.$908 and ThU.S.$375 Brazilian and Argentine subsidiaries respectively) in connection with civil and labor lawsuits.
(**)	The change in Other Increases (Decreases) in Other provisions is due to a reverse of the provision in Zona Franca Punta Pereira (Uruguay). The increase through business combination corresponds to the acquisition of Arauco Industrias de Paineis.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Intangible assets, net	89,544	88,615
Computer software	25,069	26,747
Water rights	5,966	5,697
Customer	45,566	47,144
Other identifiable intangible assets	12,943	9,027

Classes of intangible Assets, Gross	177.096	173,426
Computer software	81,917	81,907
Water rights	5,966	5,697
Customer	72,104	72,685
Other identifiable intangible assets	17,109	13,137

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(87,552)	(84,811)
Accumulated amortization and impairment, intangible assets	(87,552)	(84,811)
Computer software	(56.848)	(55,160)
Customer	(26,538)	(25,541)
Other identifiable intangible assets	(4,166)	(4,110)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2018
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,747	5,697	47,144	9,027	88,615
Changes
Additions	355	269	—	4,036	4,660
Disposals	(181)	—	—	—	(181)
Amortization	(1,723)	—	(1,209)	(104)	(3,036)
Increase (Decrease) related to foreign currency translation	(129)	—	(369)	(16)	(514)
Changes Total	(1,678)	269	(1,578)	3,916	929
Closing Balance	25,069	5,966	45,566	12,943	89,544

	12-31-2017
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rights ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	26,370	5,689	50,982	6,456	89,497
Changes
Additions	7,487	8	—	2,973	10,468
Additions through business combination	320	—	—	—	320
Disposals	(181)	—	—	—	(181)
Amortization	(8,122)	—	(4,797)	(408)	(13,327)
Increase (Decrease) related to foreign currency translation	873	—	959	(96)	1,736
Other Increases (Decreases)	—	—	—	102	102
Changes Total	377	8	(3,838)	2,571	(882)
Closing Balance	26,747	5,697	47,144	9,027	88,615

Years of Useful life (Average)
Computer Software	5
Customer	15
Brands	7

The amortization of customer and computer software is presented in the Consolidated Statements of Profit or Loss under the “Administrative Expenses” line item.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares as of March 31, 2018 out of which 1 million hectares are used for forestry planting, 431 thousand hectares are native forest, 196 thousand hectares are used for other purposes and 109 thousand hectares not yet planted.

For the period ended March 31, 2018, the production volume of logs totaled 5.1 million m3 (4.7 million m3 as of March 31, 2017).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Consolidated Statements of Profit or Loss under the line item Other income per function, which as of March 31, 2018 amounted to ThU.S.$29,575 (ThU.S.$ 43,257 as of March 31, 2017). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of March 31, 2018 amounted to ThU.S.$54,768 (ThU.S.$40,842 as of March 31, 2017).

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 7.5% in Chile, 8% Brazil and Uruguay, and 12% in Argentina.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0,5	(95,755)
	-0,5	96,195
Margins (%)	10	337,133
	-10	(337,133)

The adjustment to fair value of biological assets is recorded in the Consolidated Statements of Profit or Loss, under the line item Other Income or Other Expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantatios, which in conjunction with the Company’s resources, allow risks to be minimized.

Detail of Biological Assets Pledged as Security

As of March 31, 2018, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Current	305,210	307,796
Non-current	3,472,881	3,459,146
Total	3,778,091	3,766,942

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of carrying amount of biological assets

	03-31-2018
Movement	Current MUS$	Non-current MUS$	Total MUS$
Opening Balance	307,796	3,459,146	3,766,942
Changes in real incurred cost	995	31,787	32,782
Additions through acquisition and costs of new plantations	632	63,196	63,828
Harvest	(28,717)	—	(28,717)
Increases (decreases) in Foreign Currency Translation	(153)	(2,279)	(2,432)
Loss of forest due to fires	—	(47)	(47)
Transfers from non-current to current	29,233	(29,233)	—
Other Increases (decreases)	—	150	150
Changes in fair value	(3,581)	(18,052)	(21,633)
Gain (losses) arising from changes in fair value minus sale costs	—	29,575	29,575
Harvest	(51,246)	—	(51,246)
Loss of forest due to fires	—	38	38
Transfers from non-current to current	47,665	(47,665)	—
Total Changes	(2,586)	13,735	11,149
Closing balance	305,210	3,472,881	3,778,091

	12-31-2017
Movement	Current MUS$	Non-current MUS$	Total MUS$
Opening Balance	306,117	3,592,874	3,898,991
Changes in real incurred cost	16,866	82,448	99,314
Additions through acquisition and costs of new plantations	6,088	176,234	182,322
Increase from business combinations	—	127,927	127,927
Sales	—	(4,979)	(4,979)
Harvest	(118,414)	—	(118,414)
Increases (decreases) in foreign currency translation	(365)	(5,427)	(5,792)
Loss of forest due to fires	—	(81,750)	(81,750)
Transfers from non-current to current	129,557	(129,557)	—
Changes in fair value	(15,187)	(216,176)	(231,363)
Gain (losses) arising from changes in fair value less costs to sale	(9,029)	92,060	83,031
Sales	—	(310)	(310)
Harvest	(222,694)	—	(222,694)
Loss of forest due to fires	—	(91,389)	(91,389)
Transfers from non-current to current	216,536	(216,536)	—
Other Increases (decreases)	—	(1)	(1)
Total Changes	1,679	(133,728)	(132,049)
Closing balance	307,796	3,459,146	3,766,942

(*)	On May 2017, Arauco’s associate Vale do Corisco S.A. performed a return of capital to its shareholders. This operation did not generate effects in the Consolidated Statements of Profit or Loss nor modified Arauco’s shareholding in Florestal Vale do Corisco S.A.

In January 2017, Arauco was affected by fires that consumed 72,564 hectares of forest plantations, recorded in the balance sheet in MU.S.$ 210, representing 5.6% of the value of Arauco’s forestry plantations.

The affected plantations have been managed by the company in order to minimize the damage caused by the fires. This management has allowed for the recovery of 17.6% of the afore mentioned amount of MU.S.$210. Additionally, the forest plantations affected by the fires were insured, with their corresponding deductibles and limitations. As a consequence of the above, the sum recovered from the insurance company amounted to MU.S$ 35.

As of the date of these interim consolidated financial statements, there are no committed disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

These investments are reflected in the Consolidated Financial Statements as Properties, Plants and Equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of March 31, 2018 and December 31, 2017 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

03-31-2018		Disbursements undertaken 2018				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	7	Assets	Property, plant and equipment	1,891	2019
Arauco do Brasil S.A.	Environmental improvement studies	In process	139	Expense	Administration expenses	2,607	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	1,169	Assets	Property, plant and equipment	953	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	4,076	Assets	Property, plant and equipment	16,674	2019
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4,644	Assets	Property, plant and equipment	21,518	2019
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	6,089	Expense	Operating cost	20,992	2019
Arauco Argentina S.A.	Construction emisario	In process	—	Assets	Property, plant and equipment	797	2019
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	4	Assets	Property, plant and equipment	5,921	2019
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	45	Expense	Administration expenses	134	2019
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	360	Expense	Operating cost	1,080	2019
Maderas Arauco S.A.	Environmental improvement studies	In process	—	Assets	Property, plant and equipment	291	2019
Forestal Arauco S.A.	Environmental improvement studies	In process	406	Expense	Administration expenses	2,002	2019
Forestal los Lagos S.A.	Environmental improvement studies	In process	61	Expense	Operating cost	229	2019

		TOTAL	17,000			75,089

12-31-2017		Disbursements undertaken 2017				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,008	Assets	Property, plant and equipment	48	2018
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,058	Expense	Administration expenses	296	2018
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	5,811	Assets	Property, plant and equipment	4,068	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	17,435	Assets	Property, plant and equipment	20,694	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	Finished	10,326	Assets	Property, plant and equipment	—
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	47,512	Assets	Property, plant and equipment	17,837	2018
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	26,578	Expense	Operating cost	6,214	2018
Arauco Argentina S.A.	Construction emisario	In process	2,312	Assets	Property, plant and equipment	797	2018
Arauco Argentina S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	139	Assets	Property, plant and equipment	28	2018
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	19	Assets	Property, plant and equipment	5,921	2018
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	432	Expense	Administration expenses	—	2018
Maderas Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,346	Expense	Operating cost	—
Maderas Arauco S.A.	Environmental improvement studies	In process	89	Assets	Property, plant and equipment	332
Forestal Arauco S.A.	Environmental improvement studies	In process	983	Expense	Administration expenses	1,165	2018
Forestal Los Lagos S.A.	Environmental improvement studies	In process	229	Expense	Operating cost	290	2018

		TOTAL	115,277			57,690

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

The following table sets forth information on the main types of non-current assets held for sale:

	12-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Land	160	160
Buildings	1,121	1,122
Property, plant and equipment	2,066	2,225
Total	3,347	3,507

As of March 31, 2018 and December 31, 2017, there were no significant effects on results related to the sale of assets held for sale.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of March 31, 2018 and December 31, 2017, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their fair value is displayed for informational purposes.

Financial Instruments Thousands of dollars	March 2018		December 2017
	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading) (1)	89,195	89,195	74,849	74,849
Derivatives	1,201	1,201	1,679	1,679
Mutual funds (2)	87,994	87,994	73,170	73,170
Loans and Accounts Receivables	1,372,495	1,372,495	1,351,712	1,351,712
Cash and cash equivalents (amortized cost)	405,664	405,664	516,716	516,716
Cash	223,257	223,257	209,185	209,185
Time deposits	182,407	182,407	292,105	292,105
Agreements	—	—	15,426	15,426
Accounts Receivable (net)	957,837	957,837	830,452	830,452
Trade and other receivables	851,465	851,465	709,983	709,983
Lease receivable	2,869	2,869	13,106	13,106
Other receivables	103,503	103,503	107,363	107,363
Accounts receivable from related parties	8,994	8,994	4,544	4,544
Other Financial Assets (5)	107,756	107,756	58,425	58,425

Financial liabilities at amortized cost (3)	4,896,838	5,056,021	5,002,072	5,198,654
Bonds issued denominated in U.S. Dollars	2,054,327	2,084,791	2,057,746	2,135,893
Bonds issued denominated in U.F. (4)	1,284,773	1,384,340	1,244,939	1,333,087
Bank Loans in U.S. Dollars	836,397	871,217	835,099	870,399
Bank borrowing denominated in U.S. Dollars	21,022	21,022	23,358	23,358
Financial leasing	105,622	99,954	112,376	107,363
Trade and other payables	585,367	585,367	717,346	717,346
Accounts payable to related parties	9,330	9,330	11,208	11,208
Financial liabilities at fair value through profit or loss	160	160	137	137
Hedging Liabilities	20	20	5,256	5,256
Other financial Liabilities	1,260	1,260	—	—

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statements of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements and hedging assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2018, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Financial Instruments	Fair Value March 2018 ThU.S.$	Fair value
		Level 1 ThU.S.$	Level 2 ThU.S.$	Level 3 ThU.S.$

Fair value through profit or loss (held for trading)
Derivatives	1,201		1,201
Mutual Funds	87,994	87,994

Other financial assets	107,756	2,635	105,121

Financial liabilities measured at amortized cost
Bonds issued denominated in U.S. Dollars	2,084,791	2,084,791
Bonds issued denominated in U.F. (4)	1,384,340	1,384,340
Bank loans in U.S. Dollars	871,217		871,217
Bank borrowing denominated in U.S. Dollars	21,022		21,022
Financial leasing	99,954		99,954

Financial liabilities at fair value through profit or loss	160		160
Hedging liabilities	20		20
Other financial liabilities	1,260		1,260

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk and from counterparties, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in U.F and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the U.F zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk, for the 3 cases, uses the Z-Spread obtained from the curve of the bonds issued by the counterparties, and each flow is discounted accordingly.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued prior to the year 2015, as required by domestic indentures (Chile):

	March 2018 ThU.S.$	December 2017 ThU.S.$
Interest bearing loans, current (a)	500,886	500,207
Other financial liabilities, current	501,046	500,344
Hedging liabilities current + Financial liabilities at fair value through profit or loss current	160	137
Interest bearing loans, non-current (b)	3,802,515	3,773,311
Other financial liabilities, non-current	3,802,535	3,778,567
Hedging liabilities non-current + Financial liabilities at fair value through profit or loss non-current	20	5,256
Financial debt total (c)	4,303,401	4,273,518
Cash and cash equivalents	493,658	589,886
Other financial assets current	2,963	3,504
Total Cash (d)	496,621	593,390
Net Financial Debt (e)	3,806,780	3,680,128
Non-controlling interests	7,199,896	7,074,973
Equity attributable to owners of parent	41,461	41,920
Total Equity (f)	7,241,357	7,116,893
Debt to equity ratio (g)	0.53	0.52

(a)	Other Current Financial Liabilities – (Current Hedge Liabilities + Financial Liabilities with changes in current results)
(b)	Other Non-Current Financial Liabilities – (Non-current Hedge Liabilities + Financial Liabilities with changes in non-current results)
(c)	Interest bearing loans, current + Interest bearing loans, non-current
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

Note: As of March 31, 2018, the amount for the financial Liabilities with changes in non-current profits and losses is zero, current hedging liabilities and financial liabilities at fair value through profit or loss are ThU.S.$ 160.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows the compliance with the financial covenants (level of indebtedness, detailed in section 23.9.3), for the bonds issued after year 2015, as required by domestic indentures (Chile):

	March 2018 ThU.S.$	December 2017 ThU.S.$
Other financial liabilities (a)	4,303,581	4,278,911
Other financial liabilities, current	501,046	500,344
Other financial liabilities, non-current	3,802,535	3,778,567
Financial liabilities at fair value through profit or loss	160	137
Hedging liabilities (b)	20	5,256
Swaps	—	5,248
Forward	20	8
Financial debt total (c)	4,303,401	4,273,518
Cash and cash equivalents	493,658	589,886
Total Cash (d)	493,658	589,886
Net Financial Debt (e)	3,809,743	3,683,632
Non-controlling interests	7,199,896	7,074,973
Equity attributable to owners of parent	41,461	41,920
Total Equity (f)	7,241,357	7,116,893
Debt to equity ratio (g)	0.53	0.52

(a)	Other Financial Liabilities current + Other Financial Liabilities non-current
(b)	Swaps + Forwards + Options
(c)	Other financial liabilities +Financial liabilities at fair value through profit or loss + Hedging liabilities
(d)	Cash and Cash Equivalents + Other Current Financial Assets
(e)	Total Financial Debt – Total Cash
(f)	Equity attributable to owners of controlling parent + Non-controlling interests
(g)	Net Financial Debt / Total Equity

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of March 31, 2018 and December 31, 2017:

Thousands of dollars	March 2018
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	44,275	22,601	66,876	1,068,591	2,203,633	3,272,224	3,339,100
Bank borrowing	53,431	336,822	390,253	320,888	146,278	467,166	857,419
Financial Leasing	9,885	32,613	42,498	63,124	—	63,124	105,622
Swap and Forward	1,419	—	1,419	21	—	21	1,440

Other Financial Liabilities, Total (a)	109,010	392,036	501,046	1,452,624	2,349,911	3,802,535	4,303,581

Thousands of dollars	March 2018
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	585,347	20	585,367	—	—	—	585,367
Accounts payable to related companies	9,330	—	9,330	—	—	—	9,330

Accounts Payable, Total (b)	594,677	20	594,697	—	—	—	594,697

Financial Liabilities, Total (a) + (b)	703,687	392,056	1,095,743	1,452,624	2,349,911	3,802,535	4,898,278

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	28,013	34,981	62,994	1,054,926	2,184,765	3,239,691	3,302,685
Bank borrowings	110,700	282,172	392,872	327,424	138,161	465,585	858,457
Financial leasing	9,928	34,413	44,341	68,035	—	68,035	112,376
Swap and Forward	137	—	137	5,256	—	5,256	5,393

Other Financial Liabilities, Total (a)	148,778	351,566	500,344	1,455,641	2,322,926	3,778,567	4,278,911

Thousands of dollars	December 2017
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	717,342	4	717,346	—	—	—	717,346
Accounts payable to related companies	11,208	—	11,208	—	—	—	11,208

Accounts Payable, Total (b)	728,550	4	728,554	—	—	—	728,554

Financial Liabilities, Total (a) + (b)	877,328	351,570	1,228,898	1,455,641	2,322,926	3,778,567	5,007,465

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Instruments

Hedging instruments recorded as of March 31, 2018 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statements of Financial Position under Other Non-Current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statements of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the Statements of Financial Position as of the end of this period, is presented below:

Financial Instruments	March 2018 Fair Value ThU.S.$	December 2017 Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	1,201	1,679
Derivative-Uruguay (1)	1,201	1,672
Forwards (2)	—	7

Hedging Assets	105,121	55,771
Derivative-Uruguay (1)	3,274	3,037
Cross Currency Swaps	101,847	52,734

Financial liabilities at fair value through profit or loss	(160)	(137)
Forward-Colombia	(160)	(137)
Derivative-Uruguay (1)	—	—

Hedging Liabilities	(20)	(5,256)
Cross Currency Swaps	—	(5,248)
Derivative-Uruguay (1)	(20)	(8)

(1)	Includes Swap and Forward from Uruguay tables.
(2)	Includes Forwards from Colombia and Chile.

23.4.1. Chile

Cross currency swaps

Arauco is exposed to the risk of variability in cash flows from changes in foreign exchange rates and inflation, mainly due to balances of assets denominated in U.S. Dollars and other currencies differente from the functional currency, which causes mismatches that could affect operating results.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Below are the cross currency swaps that Arauco has as of March 31, 2018 and December 31, 2017 to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.:

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	March 2018 Market Value ThU.S.$	December 2017 Market Value ThU.S.
F	Deutsche - U.K.	43,618,307	1,000,000	10-30-2011	10-30-2021	1,881	213
F	JP Morgan - N.A.	43,618,307	1,000,000	10-30-2011	10-30-2021	2,023	306
F	Deutsche - U.K.	37,977,065	1,000,000	04-30-2014	04-30-2019	7,621	6,599
F	BBVA - Chile	38,426,435	1,000,000	10-30-2014	04-30-2023	6,905	5,252
F	BBVA - Chile	38,378,440	1,000,000	10-30-2014	04-30-2023	7,193	5,550
F	Santander - Chile	37,977,065	1,000,000	10-30-2014	04-30-2023	7,670	6,051
F	BCI - Chile	37,621,562	1,000,000	10-30-2014	04-30-2023	8,144	6,549
J	Corpbanca - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	1,574	(292)
J	BBVA - Chile	42,864,859	1,000,000	09-01-2010	09-01-2020	1,574	(292)
J	Deutsche - U.K.	42,864,859	1,000,000	09-01-2010	09-01-2020	1,501	(356)
J	Santander - Spain	42,873,112	1,000,000	09-01-2010	09-01-2020	1,589	(263)
J	BBVA - Chile	42,864,257	1,000,000	09-01-2010	09-01-2020	1,689	(152)
P	Corpbanca - Chile	46,474,122	1,000,000	05-15-2012	11-15-2021	112	(1,775)
P	JP Morgan - N.A.	47,163,640	1,000,000	11-15-2012	11-15-2021	153	(1,753)
P	BBVA - Chile	42,412,852	1,000,000	11-15-2013	11-15-2023	3,850	1,854
P	Santander - Chile	41,752,718	1,000,000	11-15-2013	11-15-2023	4,718	2,777
P	Deutsche - U.K.	41,752,718	1,000,000	11-15-2013	11-15-2023	4,631	2,800
Q	BCI - Chile	37,787,071	875,000	10-01-2014	04-01-2021	2,020	1,022
Q	BCI - Chile	37,797,108	875,000	10-01-2014	04-01-2021	2,069	1,070
R	Santander - Chile	128,611,183	3,000,000	10-01-2014	04-01-2024	6,059	(365)
R	JP Morgan - U.K.	43,185,224	1,000,000	10-01-2014	04-01-2024	2,503	329
R	Corpbanca - Chile	43,277,070	1,000,000	10-01-2014	04-01-2024	2,466	327
S	Santander - Chile	201,340,031	5,000,000	11-15-2016	11-15-2026	23,882	12,035

						101,827	47,486

Arauco needs to minimize the risk of the exchange rate, as it holds debt in pesos, adjustable to reflect inflation. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IAS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

Forward

Below is the forward instrument that Arauco has as of March 31, 2018:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	March 2018 Market Value ThU.S.$
USDCLP	BCI	50,039	03-28-2018	04-04-2018	(131)

					(131)

At December 31, 2017 there were no forwards contracts.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of March 31, 2018 and December 31, 2017, are detailed in the following table:

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	March 2018 Market Value ThU.S.$
USDCOP	Corpbanca Colombia	2,100	01-26-2018	04-12-2018	(18)
USDCOP	Corpbanca Colombia	2,000	03-06-2018	05-10-2018	(10)
USDCOP	Corpbanca Colombia	2,100	03-28-2018	06-12-2018	(1)

					(29)

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	December 2017 Market Value ThU.S.$
USDCOP	BBVA Colombia	6,000	10-11-2017	01-10-2018	(1)
USDCOP	Corpbanca Colombia	8,000	11-14-2017	02-13-2018	(136)
USDCOP	Corpbanca Colombia	2,100	12-21-2017	03-12-2018	7

					(130)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.4.3. Uruguay

Forward

As of March 31, 2018 and December 31, 2017, Arauco Uruguay maintains the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional ThU.S.$	March 2018 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	22,100	1,469
UYUUSD	Citibank U.K.	925	26
UYUUSD	HSBC Uruguay	7,225	237
UYUUSD	HSBC Uruguay	1,684	3

			1,735

Exchange rate	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
UYUUSD	Banco Santander Uy	24,000	1,213
UYUUSD	HSBC Uruguay	9,000	543

			1,756

Arauco Uruguay’s profits and losses also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2017, 2018 and part of 2019 has been limited, through forwards of this commodity. The agreements that are in force and effect as of March 31, 2018 and December 31, 2017, are detailed below:

Commodity	Institution	Notional ThU.S.$	March 2018 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	5,882	881
Fuel Oil N°6	DNB Bank ASA	3,355	462
Fuel Oil N°6	Citibank U.K.	761	100

			1,443

Commodity	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	4,760	1,372
Fuel Oil N°6	DNB Bank ASA	4,002	732
Fuel Oil N°6	Citibank U.K.	761	112

			2,216

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

In addition, Arauco Uruguay´s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of March 31, 2018 and December 31, 2017, is shown below:

Exchange rate	Institution	Notional ThU.S.$	March 2018 Market Value ThU.S.$
USD	DNB Bank ASA	46,418	1,277

Exchange rate	Institution	Notional ThU.S.$	December 2017 Market Value ThU.S.$
USD	DNB Bank ASA	50,638	729

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and “Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and accounts receivable from related parties.

As of March 31, 2018 and December 31, 2017, there are provisions for impairment for ThU.S.$ 15,822 and ThU.S.$ 15,739, respectively.

	March 2018 ThU.S.$	December 2017 ThU.S.$
Loans and Accounts Receivables	1,372,495	1,351,712
Cash and cash equivalents	405,664	516,716
Cash	223,257	209,185
Time Deposits	182,407	292,105
Agreements	—	15,426
Trade and other receivables (net)	966,831	834,996
Trade and other receivables	851,465	709,983
Lease receivable	2,869	13,106
Other receivables	103,503	107,363
Accounts receivable from related parties	8,994	4,544

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking account balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2018 and December 31, 2017, classified by origin coins is as follow:

	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Cash and Cash Equivalents	493,658	589,886
U.S. Dollars	337,353	501,352
Euro	11,420	4,306
Other currencies	43,093	61,037
Chilean pesos	101,792	23,191

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2018 and December 31, 2017:

	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$

Trades and other current receivables	939,535	814,412

U.S. Dollars	690,114	550,674
Euros	19,151	20,498
Other currencies	127,000	134,238
Chilean pesos	101,129	106,442
U.F.	2,141	2,560

Accounts receivable from related parties, current	8,452	3,488
U.S. Dollars	754	726
Other currencies	336	171
Chilean pesos	7,362	2,192
U.F.	—	399

Trade and other non-current receivables	18,302	16,040

U.S. Dollars	8,001	4,247
Other currencies	1,830	3,345
Chilean pesos	4,326	6,692
U.F.	4,145	1,756

Accounts receivable from related parties, non-current	542	1,056
U.F.	542	1,056

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows:

Financial Liabilities	March 2018 ThU.S.$	December 2017 ThU.S.$
Total Financial Liabilities	4,897,018	5,007,465

Financial liabilities at fair value through profit or loss (held for trading)	160	137
Hedging Liabilities	20	5,256

Financial Liabilities Measured at Amortized Cost	4,896,838	5,002,072
Other financial liabilities	1,260	—

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2018 and December 31, 2017.

	March 2018 ThU.S.$	December 2017 ThU.S.$
Bank borrowings - current portion	92,119	92,693
Bonds issued - current portion	109,356	107,268
Total	201,475	199,961

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in U.F., trade and other payables.

	Currency	03-31-2018	12-31-2017	03-31-2018	12-31-2017
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
		Amortized Cost		Fair Value
Total Financial Liabilities		4,896,838	5,002,072	5,056,021	5,198,654
Bonds Issued	U.S. Dollar	2,054,327	2,057,747	2,084,791	2,135,893
Bonds Issued	U.F.	1,284,773	1,244,938	1,384,340	1,333,087
Bank borrowings	U.S. Dollar	836,397	834,908	871,217	870,399
Bank borrowings	Other currencies	21,022	23,549	21,022	23,358
Financial Leasing	Other currencies	91,585	96,913	86,606	92,542
Financial Leasing	Chilean pesos	14,037	15,463	13,348	14,821
Trades and Other Payables	U.S. Dollar	160,129	194,342	160,129	194,342
Trades and Other Payables	Euro	10,162	8,848	10,162	8,848
Trades and Other Payables	Other currencies	87,215	158,567	87,215	158,567
Trades and Other Payables	Chilean pesos	301,862	333,529	301,862	333,529
Trades and Other Payables	U.F.	25,999	22,060	25,999	22,060
Related party payables	U.S. Dollar	2,515	1,354	2,515	1,354
Related party payables	Chilean pesos	6,815	9,854	6,815	9,854

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of March 31, 2018 and December 31, 2017 are as follows:

	March 2018
	Current ThU.S.$	Non-Current ThU.S.$	Total ThU.S.$
Other financial liabilities	500,886	3,802,515	4,303,401
Trade and other payables	585,367	—	585,367
Related Party Payables	9,330	—	9,330
Total Financial Liabilities Measured at Amortized Cost	1,095,583	3,802,515	4,898,098

	December 2017
	Current ThU.S.$	Non-Current ThU.S.$	Total ThU.S.$
Other financial liabilities	500,207	3,773,311	4,273,518
Trade and other payables	717,346	—	717,346
Related Party Payables	11,208	—	11,208
Total Financial Liabilities Measured at Amortized Cost	1,228,761	3,773,311	5,002,072

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January-March
	2018	2017
	ThU.S.$	ThU.S.$
Opening balance	4,752	1,096
Gains (losses) on cash flow hedges	25,841	17,710
Recycle of cash flow hedges to profit or loss	(1,900)	(2,287)
Income tax	(6,917)	583
Recycle of income tax	513	(4,809)
Closing balance	22,289	12,293

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	March 2018 ThU.S.$	December 2017 ThU.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds (Chile)	1,284,773	1,244,939	N/R	✓
Syndicate Loan Scotia	199,745	199,597	✓	✓
Syndicate Loan Banco Estado - Grayling	178,357	130,953	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

As of March 31, 2018 and December 31, 2017, Arauco has complied with all of its financial covenants.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the credit ratings of our debt instruments as of March 31, 2018, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA-	-	AA-
Foreign bonds	BBB-	BBB	Baa3	—

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2018 and December 31, 2017 is as follows:

	March 2018	December 2017
	ThU.S.$	ThU.S.$
Equity	7,421,357	7,116,893
Bank borrowings	857,419	858,457
Financial leasing	105,622	112,376
Bonds issued	3,339,100	3,302,685

Capitalization	11,723,498	11,390,411

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	March 2018	December 2017
	ThU.S.$	ThU.S.$
Current Receivables

Trade receivables	847,642	706,485
Financial lease receivables	1,668	11,932
Other debtors	90,225	95,995
Net subtotal	939,535	814,412

Trade receivables	857,694	716,455
Financial lease receivables	1,769	12,033
Other debtors	95,894	101,663
Gross subtotal	955,357	830,151

Provision for doubtful trade receivables	10,052	9,970
Provision for doubtful lease receivables	101	101
Provision for doubtful other debtors	5,669	5,668
Subtotal Bad Debt	15,822	15,739

Non-Current Receivables

Trade receivables	3,823	3,498
Financial lease receivables	1,201	1,174
Other debtors	13,278	11,368
Net Subtotal	18,302	16,040

Trade receivables	3,823	3,498
Financial lease receivables	1,201	1,174
Other debtors	13,278	11,368
Gross subtotal	18,302	16,040

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2018, Arauco’s balance for commercial Debtors was ThU.S.$ 861,517 of which, according to the agreed sales conditions, 54.63% corresponded to sales on credit (open account), 42.79% to sales with letters of credit and 2.58% to other types of sales, distributed in 2,924 debtors. The client with the largest Open Account debt represented 3.97% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2018

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	809,498	33,444	812	920	198	23	14	120	3,886	12,602	861,517
%	93.96%	3.89%	0.09%	0.11%	0.03%	0.00%	0.00%	0.01%	0.45%	1.46%	100%

December 31, 2017

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S.$	664,202	39,459	551	955	50	34	2,238	56	97	12,311	719,953
%	92.26%	5.48%	0.08%	0.13%	0.01%	0.00%	0.31%	0.01%	0.01%	1.71%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of March 31, 2018 and December 31, 2017:

	03-31-2018	12-31-2017
	ThU.S.$	ThU.S.$
Opening balance at January 1	(15,739)	(16,644)
Impairment losses recognized on receivables	(92)	(1,377)
Reversal of impairment losses	9	2,282
Closing balance	(15,822)	(15,739)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of the Sales Risk with Credit Line

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 85% for non-registered clients. (Non-registered clients are those whose lines range between ThU.S.$ 5 and ThU.S.$ 70 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to MU.S.$70.3 effective as of March 2018, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group (ThU.S.$)
Guarantees Debtors (received from clients)
Certificate of deposits	7,107	10.1%
Standby	6,942	9.9%
Promissory notes	43,026	61.2%
Finance	2,836	4.0%
Mortgage	6,547	9.3%
Pledge	2,638	3.8%
Promissory notes	1,200	1.7%
Total Guarantees	70,296	100%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 97.0% and, therefore, Arauco’s portfolio exposure amounts to 3.0%.

Secured Open Accounts Receivable	ThU.S.$	%
Total open accounts receivable	515,755	100.0%
Secured receivables (*)	500,282	97.0%
Unsecured receivables	15,473	3.0%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule apply to short and long term debts, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendence of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2018 and December 31, 2017. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

March 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	13	199,732	—	—	—	—	—	199,745	—	1,70%	Libor + 0.70%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	2,093	2,471	2,383	2,291	2,197	1,060	2,093	10,402	4,35%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	—	5,604	5,865	2,845	—	—	—	5,604	8,710	4,10%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,015	—	—	—	—	—	—	14,015	—	3,13%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	4,538	—	—	—	—	—	—	4,538	—	3,10%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	2,525	—	—	—	—	—	—	2,525	—	3,64%	3.17%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	—	8,452	9,971	9,616	9,234	8,866	4,295	8,452	41,982	4,35%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	—	22,654	23,697	11,487	—	—	—	22,654	35,184	4,10%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	—	44,402	50,020	49,104	47,753	47,078	—	44,402	193,955	3,20%	3.20%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	12,672	24,490	—	—	—	—	—	37,162	—	3,08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	9	—	—	—	—	—	—	9	—	3,43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	12,608	—	—	—	—	—	—	12,608	—	3,08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	3,03%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	5,049	20,062	—	—	—	—	—	25,111	—	3,06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	26	73	98	33	5	—	—	99	136	9,50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	20	56	74	74	62	—	—	76	210	10,75%	Tljp+2%+ spread 1.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	29	—	—	—	—	—	41	—	3,50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	25	—	—	—	—	44	25	6,00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	25	—	—	—	362	362	—	25	724	5,00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	65	—	—	—	—	—	87	—	6,00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	7	20	27	27	4	—	—	27	58	10,00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	39	903	—	—	—	—	—	942	—	8,50%	8.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	17	8	16	158	150	150	—	25	474	9,00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	12	76	85	71	61	27	—	88	244	10,49%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	21	75	34	28	28	9	—	96	99	9,00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	9	2	—	—	9	20	8,20%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	17	22	22	6	—	—	23	50	10,80%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	198	517	230	—	—	—	—	715	230	8,10%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	34	101	45	—	321	321	—	135	687	7,79%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	228	456	228	—	4	912	10,57%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	60	145	84	—	4	289	7,30%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	68	1,000	108	205	201	128	—	1,068	642	8,67%	8.67%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	1,504	3,008	1,504	—	—	—	1,527	4,512	9,66%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	902	1,804	902	—	—	—	918	2,706	11,86%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	63	849	2,037	1,188	—	—	—	912	3,225	7,40%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	1,002	2,005	1,002	—	—	—	1,021	3,007	11,86%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	7	27	27	21	—	—	7	75	10,75%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	3	13	13	10	—	—	3	36	8,49%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	1	5	28	28	23	—	—	6	79	10,75%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	1	2	13	13	10	—	—	3	36	8,49%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd	U.S. Dollar	Banco del Estado de Chile	—	2,079	7,647	7,497	25,105	25,105	152,227	2,079	217,581	3,00%	Libor + 1.65%

			Total	53,431	336,822	109,379	88,524	86,250	84,555	157,582	390,253	526,290

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

March 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective Rate	Nominal Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-F	3,916	—	29,480	28,627	27,774	26,922	157,860	3,916	270,663	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-F	1,566	—	11,820	11,476	11,132	10,789	63,879	1,566	109,096	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-J	—	600	7,204	226,999	—	—	—	600	234,203	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-P	3,344	—	8,851	8,851	8,851	28,964	246,284	3,344	301,801	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-Q	12,338	11,173	23,843	23,178	11,776	—	—	23,511	58,797	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-R	3,987	—	7,974	7,974	7,974	7,974	322,198	3,987	354,094	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F	Barau-S	1,999	—	5,331	5,331	5,331	5,331	236,491	1,999	257,815	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	2,492	209,760	—	—	—	—	2,492	209,760	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	1,919	10,013	10,013	199,234	—	—	1,919	219,260	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	2,667	12,153	12,153	12,153	253,174	—	2,667	289,633	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	537,374	3,750	627,374	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	8,019	—	19,375	19,375	19,375	19,375	582,843	8,019	660,343	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	9,105	—	22,000	22,000	22,000	22,000	943,217	9,105	1,031,217	5.50%	5.50%

			Total	44,274	22,601	390,304	398,477	348,100	397,029	3,090,146	66,875	4,624,056

March 31, 2018				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective Rate	Nominal Rate
85.805.200-9	Forestal Arauco S.A.	U.F	Banco Santander	167	538	925	925	—	—	—	705	1,850	—	—
85.805.200-9	Forestal Arauco S.A.	U.F	Banco Scotiabank	1,367	3,926	4,022	4,023	343	344	—	5,293	8,732	—	—
85.805.200-9	Forestal Arauco S.A.	U.F	Banco Estado	756	2,225	2,157	2,158	86	86	—	2,981	4,487	—	—
85.805.200-9	Forestal Arauco S.A.	U.F	Banco de Chile	3,445	13,486	7,364	7,364	1,914	1,914	—	16,931	18,556	—	—
85.805.200-9	Forestal Arauco S.A.	U.F	Banco BBVA	1,222	2,992	63	64	—	—	—	4,214	127	—	—
85.805.200-9	Forestal Arauco S.A.	U.F	Banco Credito e Inversiones	1,520	5,647	4,823	4,824	5,447	5,448	—	7,167	20,542	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	17	—	—	—	—	—	—	17	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	525	1,200	947	947	49	50	—	1,725	1,993	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	781	2,344	2,844	2,844	36	36	—	3,125	5,760	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	85	255	340	340	198	199	—	340	1,077	—	—

			Total	9,885	32,613	23,485	23,489	8,073	8,077	—	42,498	63,124

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	25	199,572	—	—	—	—	—	199,597	—	1.70%	Libor + 0.70%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	1,167	1,032	2,434	2,361	2,282	2,201	2,120	2,199	11,398	3.51%	Libor + 2.05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	2,953	2,787	5,870	5,676	—	—	—	5,740	11,546	3.26%	Libor + 1.80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	14,007	—	—	—	—	—	—	14,007	—	3.13%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	—	4,503	—	—	—	—	—	4,503	—	3.10%	Libor + 1.75%
—	Zona Franca Punta Pereira	U.S. Dollar	Scotiabank	3	2,506	—	—	—	—	—	2,509	—	3.17%	3.17%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	4,723	4,161	9,828	9,526	9,201	8,885	8,570	8,884	46,010	3.51%	Libor + 2.05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Banco Interamericano de Desarrollo	11,946	11,255	23,735	22,938	—	—	—	23,201	46,673	3.26%	Libor + 1.80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	25,176	21,214	50,198	49,484	47,929	47,207	23,564	46,390	218,382	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	—	45	—	—	—	—	—	45	—	0.00%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	24,746	12,564	—	—	—	—	—	37,310	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Citibank	6	—	—	—	—	—	—	6	—	3.43%	Libor + 2%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,200	—	—	—	—	—	—	1,200	—	2.91%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	4	12,513	—	—	—	—	—	12,517	—	3.08%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Heritage	1,352	—	—	—	—	—	—	1,352	—	3.03%	Libor + 1.75%
—	Eufores S.A.	U.S. Dollar	Banco Santander	20,230	5,013	—	—	—	—	—	25,243	—	3.06%	Libor + 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	23	67	89	46	—	—	—	90	135	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Alfa	18	56	74	74	74	7	—	74	229	10.75%	Tljp+2%+ spread 1.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	3	7	10	10	7	—	—	10	27	11.00%	Tljp+2%+ spread 2%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	13	37	4	—	—	—	—	50	4	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	36	—	—	—	—	44	36	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	16	—	—	—	364	364	—	16	728	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	22	65	22	—	—	—	—	87	22	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	7	20	27	27	11	—	—	27	65	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	981	907	—	—	—	—	—	1,888	—	9.50%	9.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	—	16	16	8	—	—	—	16	24	9.00%	9.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	12	52	85	74	64	54	—	64	277	10.49%	10.49%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	69	53	28	28	16	—	89	125	9.00%	9.00%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Alfa	2	7	9	9	5	—	—	9	23	8.20%	Cesta+2%+spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Alfa	6	17	23	22	11	—	—	23	56	10.80%	Tljp+2%+Spread 1.8%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	1	—	—	—	—	—	—	1	—	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	192	619	403	—	322	322	—	811	1,047	8.10%	Tljp+1.8%+Spread 2%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	34	—	78	—	—	—	—	34	78	7.70%	Cesta+1.3%+spread 2%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	4	—	—	115	458	344	—	4	917	9.82%	Tljp + 2.91%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	5	—	—	24	145	120	—	5	289	7.30%	Cesta+2.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	995	984	107	212	202	161	—	1,979	682	8.90%	8.90%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	23	754	3,017	2,262	—	—	—	777	5,279	9.91%	Tljp + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	16	452	1,810	1,358	—	—	—	468	3,168	10.91%	Tljp + 3.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	63	339	2,037	1,697	—	—	—	402	3,734	7.31%	Cesta + 2.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	504	2,011	1,509	—	—	—	523	3,520	12.11%	Tljp + 5.11%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Banco Santander	—	—	27	27	27	—	—	—	81	11.00%	Tljp+2%+Spread 2%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Banco Santander	—	—	13	13	12	—	—	—	38	8.40%	Cesta+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	Brazilian Real	Banco Santander	—	1	26	28	28	2	—	1	84	11.00%	Tljp+2%+Spread 2%
—	Novo Oeste Gestao de Ativos Florestais S.A.	U.S. Dollar	Banco Santander	—	1	12	13	13	1	—	1	39	8.40%	Tljp+2%+Spread 2%
—	Flakeboard Company Ltd	U.S. Dollar	Banco del Estado de Chile	675	—	5,060	4,839	17,925	17,925	111,309	675	157,058	3.00%	Libor + 1.65%

			Total	110,700	282,172	107,114	102,380	79,108	77,609	145,563	392,872	511,774

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	1,528	28,132	27,301	26,469	25,638	156,181	1,528	263,721	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	—	611	11,340	11,005	10,670	10,335	62,958	611	106,308	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-J	2,342	—	7,027	224,916	—	—	—	2,342	231,943	3.23%	3.22%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	—	1,103	8,633	8,633	8,633	28,334	240,175	1,103	294,408	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Q	—	22,364	23,445	22,796	11,154	—	—	22,364	57,395	2.96%	2.98%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	—	1,944	7,777	7,777	7,777	7,777	314,228	1,944	345,336	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	—	650	5,200	5,200	5,200	5,200	230,228	650	251,028	2.44%	2.89%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2019	6,168	—	217,034	—	—	—	—	6,168	217,034	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	4,422	—	10,013	10,013	204,138	—	—	4,422	224,164	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	5,705	—	12,153	12,153	12,153	259,072	—	5,705	295,531	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	548,324	9,375	638,324	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2027	—	3,175	19,375	19,375	19,375	19,375	582,479	3,175	659,979	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2047	—	3,607	22,000	22,000	22,000	22,000	943,160	3,607	1,031,160	5.50%	5.50%

			Total	28,012	34,982	394,629	393,669	350,069	400,231	3,077,733	62,994	4,616,331

December 31, 2017				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Santander	168	1,026	983	983	—	—	—	1,194	1,966	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Scotiabank	1,563	3,772	4,139	4,139	638	638	—	5,335	9,554	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Estado	749	2,182	2,318	2,318	230	230	—	2,931	5,096	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco de Chile	3,346	13,995	7,886	7,886	2,247	2,247	—	17,341	20,266	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco BBVA	1,151	3,421	447	447	—	—	—	4,572	894	—	—
85.805.200-9	Forestal Arauco S.A.	U.F.	Banco Credito e Inversiones	1,443	5,901	4,856	4,856	5,354	5,354	—	7,344	20,420	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	50	17	—	—	—	—	—	67	—	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	607	1,547	1,015	1,015	123	123	—	2,154	2,276	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	767	2,301	3,032	3,032	179	179	—	3,068	6,422	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Scotiabank	84	251	334	334	237	236	—	335	1,141	—	—

			Total	9,928	34,413	25,010	25,010	9,008	9,007	—	44,341	68,035

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately MU.S.$55 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2018, the total assets pledged as an indirect guarantee were MU.S.$561. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to MU.S.$454 and the Finnevera Guaranteed Facility Agreement in the amount of up to MU.S.$900. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	120	National Customs Service
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	100	National Customs Service
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	46,126	BNDES
Arauco Forest Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	3,522	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	642	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	223	Bank Santander S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	134	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	113	Bank Bradesco S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	97	Bank Bradesco S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	208	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	205	Bank Alpha S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	724	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	387	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	231	Bank Santander S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	200	Bank Itaú BBA S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	95	Bank Bradesco S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	185	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
		Total		54,673

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	365,292	Acuerdos conjuntos (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	177,000	Flakeboard America Ltd (Estados Unidos)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,430	Arauco Forest Brasil y Mahal (Brasil)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	14,610	Arauco Forest Brasil y Mahal (Brasil)
		Total		561,332

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income year after tax +/- 5.47% (equivalent to ThU.S.$ +/- 47,512), and +/- 0.39% of equity (equivalent to ThU.S.$ +/- 28,507).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0,002% (equivalent to ThU.S.$13) and a change on the equity of +/- 0.0002% (equivalent to ThU.S.$13).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2018, 14.5% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.13% (equivalent to ThU.S.$-/+ 1,144) and +/- 0.01% (equivalent to ThU.S.$-/+ 686) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Thousands of dollars	March 2018 ThU.S.$	Total
Fixed rate	3,679,532	85.5%
Bonds issued	3,339,100
Bank borrowings (*)	234,810
Financial leasing	105,622
Variable rate	622,609	14.5%
Bonds issued	—
Loans with Banks	622,609
Total	4,302,141	100.0%

Thousands of dollars	December 2017 ThU.S.$	Total
Fixed rate	3,676,210	86.0%
Bonds issued	3,302,685
Bank borrowings (*)	261,149
Financial leasing	112,376

Variable rate	597,308	14.0%
Bonds issued	—
Loans with Banks	597,308
Total	4,273,518	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2018, revenue due to pulp sales accounted for 50.04% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 25.25% (equivalent to ThU.S.$ 219,387) on the income for the year after tax and +/- 1.8% (equivalent to ThU.S.$131,632) on equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

•	Pulp: The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Wood products: The range of products sold by this reportable segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated) different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

•	Forestry: This reportable segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other reportable segment.

Pulp

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, Fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay (50% property of Arauco) and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Wood products

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 19 industrial plants: 5 in Chile, 2 in Argentina, 4 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.8 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

Through the joint venture Sonae Arauco (see note 16), Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In total, Sonae Arauco’s production capacity is approximately 1.4 million m3 of MDF, 2.2 million m3 of PB, 486,000 m3 of OSB and 50,000 m3 of sawn lumber.

Including 50% of Sonae Arauco, Arauco has a total capacity of 4.5 million m3 of MDF, 3.9 million m3 of PB and 243,000 m3 of OSB.

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 8 saw mills in operation (7 in Chile and 1 in Argentina), the Company has a production capacity of 3 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry reportable segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares as of March 31, 2018, of which 1 million hectares are used for plantations, 431 thousand hectares for native forests, 196 thousand hectares for other uses and 109 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	732,860	30,024	692,689	9,081	—	1,464,654	—	1,464,654
Revenues from transactions with other operating segments	11,097	253,484	1,626	9,115	—	275,322	(275,322)	—

Finance income	—	—	—	—	4,782	4,782	—	4,782
Finance costs	—	—	—	—	(51,662)	(51,662)	—	(51,662)
Net finance costs	—	—	—	—	(46,880)	(46,880)	—	(46,880)

Depreciation and amortizations	58,288	6,893	34,521	800	1,813	102,315	—	102,315
Sum of significant income accounts	1,750	31,955	1,053	—	—	34,758	—	34,758
Sum of significant expense accounts	6,802	181	1	—	—	6,984	—	6,984

Profit (loss) of each reportable segment	278,082	(14,525)	55,814	1,156	(122,811)	197,716	—	197,716

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	171	171	—	171
Joint ventures	—	—	5,127	—	547	5,674	—	5,674

Income tax expense	—	—	—	—	(51,841)	(51,841)	—	(51,841)

Geographical information on revenues
Revenue – Chilean entities	551,068	12,773	329,321	132	—	893,294	—	893,294
Revenue – Foreign entities	181,792	17,251	363,368	8,949	—	571,360	—	571,360
Total Ordinary Income	732,860	30,024	692,689	9,081	—	1,464,654	—	1,464,654

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	43,099	77,390	46,155	50	603	167,297	—	167,297
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	15,918	15,918	—	15,918

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,180,984	5,338,269	2,801,386	52,780	810,365	14,183,784	(37,709)	14,146,075
Segments assets (excluding deferred tax assets)	5,180,984	5,338,269	2,801,386	52,780	801,033	14,174,452	(37,709)	14,136,743
Deferred tax assets	—	—	—	—	9,332	9,332	—	9,332

Investments accounted through equity method
Associates	—	46,430	—	—	110,811	157,241	—	157,241
Joint Ventures	—	—	199,391	—	20,784	220,175	—	220,175
Segment liabilities	391,281	174,129	412,893	12,929	5,913,486	6,904,718	—	6,904,718
Segments liabilities (excluding deferred tax liabilities)	391,281	174,129	412,893	12,929	4,424,806	5,416,038	—	5,416,038
Deferred tax liabilities	—	—	—	—	1,488,680	1,488,680	—	1,488,680

Geographical information on non-current assets (**)
Chile	2,535,710	3,230,434	661,672	21,911	238,743	6,688,470	(4,596)	6,683,874
Foreign countries	1,687,730	1,642,100	1,214,227	20,587	31,763	4,596,407	—	4,596,407
Non-current assets, Total	4,223,440	4,872,534	1,875,899	42,498	270,506	11,284,877	(4,596)	11,280,281

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Period ended March 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	563,604	19,635	640,015	10,482	—	1,233,736	—	1,233,736
Revenues from transactions with other operating segments	10,364	263,442	1,449	7,788	—	283,043	(283,043)	—

Finance income	—	—	—	—	6,413	6,413	—	6,413
Finance costs	—	—	—	—	(59,872)	(59,872)	—	(59,872)
Net finance costs	—	—	—	—	(53,459)	(53,459)	—	(53,459)

Depreciation and amortizations	60,006	6,361	35,970	893	1,731	104,961	—	104,961
Sum of significant income accounts	566	44,164	111	—	—	44,841	—	44,841
Sum of significant expense accounts	—	178,361	961	—	—	179,322	—	179,322

Profit (loss) of each reportable segment	99,862	(157,408)	54,859	2,100	(44,685)	(45,272)	—	(45,272)

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	—	—	—	—	3,415	3,415	—	3,415
Joint ventures	—	—	4,307	—	409	4,716	—	4,716

Income tax expense	—	—	—	—	25,622	25,622	—	25,622

Geographical information on revenues
Revenue – Chilean entities	408,316	13,613	311,155	229	—	733,313	—	733,313
Revenue – Foreign entities	155,288	6,022	328,860	10,253	—	500,423	—	500,423
Total Ordinary Income	563,604	19,635	640,015	10,482	—	1,233,736	—	1,233,736

Period ended March 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	34,063	55,403	30,019	67	280	119,832	—	119,832
Acquisition and contribution of investments in associates and joint venture	—	—	—	—	—	—	—	—

Year ended December 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,035,105	5,040,500	3,024,120	52,640	881,000	14,033,365	(38,765)	13,994,600
Segments assets (excluding deferred tax assets)	5,035,105	5,040,500	3,024,120	52,640	872,734	14,025,099	(38,765)	13,986,334
Deferred tax assets	—	—	—	—	8,266	8,266	—	8,266

Investments accounted through equity method
Associates	—	48,921	—	—	110,046	158,967	—	158,967
Joint Ventures	—	—	189,568	—	20,237	209,805	—	209,805
Segment liabilities	325,598	184,721	489,022	16,100	5,862,266	6,877,707	—	6,877,707
Segment liabilities (excluding deferred tax liabilities)	325,598	184,721	489,022	16,100	4,376,902	5,392,343	—	5,392,343
Deferred tax liabilities	—	—	—	—	1,485,364	1,485,364	—	1,485,364

Geographical information on non-current assets
Chile	2,537,947	3,221,911	666,234	22,220	187,639	6,635,951	(4,635)	6,631,316
Foreign countries	1,700,240	1,648,557	1,191,895	21,571	30,658	4,592,921	—	4,592,921
Non-current assets, Total	4,238,187	4,870,468	1,858,129	43,791	218,297	11,228,872	(4,635)	11,224,237

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as a complementary information as required by our regulatory entities:

Period ended March 31, 2018	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	128,737	(31,887)	11,178	1,732	(26,325)	83,435	—	83,435
Cash flows (used in) investing activities	(40,429)	(75,059)	(13,248)	(342)	(49,158)	(178,236)	—	(178,236)
Cash flows from (used in) Financing Activities	(39,212)	—	(38)	—	38,728	(522)	—	(522)
Net increase (decrease) in Cash and Cash Equivalents	441,731	69,033	171,418	5,597	(687,803)	(95,323)	—	(95,323)

Period ended March 31, 2017	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment Cash Flows
Cash Flows from (used in) Operating Activities	172,577	40,043	74,565	1,359	(107,780)	180,764	—	180,764
Cash flows (used in) investing activities	(34,329)	(54,984)	(33,734)	(344)	4,289	(119,102)	—	(119,102)
Cash flows from (used in) Financing Activities	(43,059)	(303)	(2,845)	—	(1,203)	(47,410)	—	(47,410)
Net increase (decrease) in Cash and Cash Equivalents	95,189	(15,244)	37,986	1,015	(104,694)	14,252	—	14,252

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2018	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 03-31-2018	893,294	127,927	128,686	195,990	118,757	1,464,654
Non-current Assets at 03-31-2018 other than deferred tax	6,676,147	949,469	1,261,748	601,693	1,781,892	11,270,949

	Geographical area
2017	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 03-31-2017	733,313	111,359	90,946	200,337	97,781	1,233,736
Non-current Assets at 03-31-2017 other than deferred tax	6,624,381	956,511	1,274,536	575,231	1,785,312	11,215,971

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize current	59,162	43,301
Prepayment to amortize (insurance + others)	49,497	21,257
Recoverable taxes (Relating to purchases)	69,878	60,823
Other current non-financial assets	5,935	4,456
Total	184,472	129,837

Non-current non-financial assets	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Roads to amortize, non-current	110,690	112,937
Guarantee values	3,027	2,893
Recoverable taxes	1,817	1,835
Other non-current non-financial assets	5,808	3,856
Total	121,342	121,521

Current non-financial liabilities	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
Provision of minimum dividend (1)	202,740	116,123
ICMS tax payable	12,277	12,593
Other tax payable	28,124	23,040
Other Current non-financial liablities	2,549	2,194
Total	245,690	153,950

(1)	Provision includes a minimum dividend of subsidiary minority.

Non-current non-financial liabilities	03-31-2018 ThU.S.$	12-31-2017 ThU.S.$
ICMS tax payable	114,163	110,532
Other non-current non-financial liablities	1,343	1,808
Total	115,506	112,340

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET PROFIT AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net profit as March 31, 2018 and 2017 in order to determine the provision of 40% of the distributable net profit for each period:

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 03-31-2018	197,806
Adjustments:
Biological Assets
Unrealized gains/losses	(29,568)
Realized gains/losses	53,967
Deferred income taxes	(6,587)

Total adjustments	17,812

Distributable Net Profit at 03-31-2018	215,618

Distributable Net Profit ThU.S.$
Net profit attributable to owners of parent at 03-31-2017	(45,608)
Adjustments:
Biological Assets
Unrealized gains/losses	(44,972)
Realized gains/losses	137,050
Deferred income taxes	(22,688)

Total adjustments	69,390

Distributable Net Profit at 03-31-2017	23,782

The Company expects to maintain its policy of distributing 40% of its net distributable profit as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2018, in the Statements of Financial Position, under the line item Other current non-financial liabilities ThU.S.$86,247 correspond to a provision for the minimum dividend for the 2018 period, corresponding to the Parent Company, after discounting the provisional dividend distribution of ThU.S.$113,773, paid to the shareholders in 2017.

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-March
	2018 ThU.S.$	2017 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	197,806	(45,608)
Weighted average of number of shares	113,159,655	113,159,655
Basic and diluted earnings per share (in U.S.$ per share)	1.7480	(0.4030)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Interim Consolidated Financial Statements

March 31, 2018

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. SUBSEQUENT EVENTS

The authorization for the issuance and publication of these interim consolidated financial statements for the period ended March 31, 2018 was approved by the Board of Directors of Arauco at the Extraordinary Session No.588 held on March 17, 2018.

Subsequent to March 31, 2018 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Annex

CELULOSA **ARAUCO**

Y CONSTITUCIÓN S.A.

# First Quarter 2018 Results

May 18, 2018

renewables for a better life

arauco

CELULOSA ARAUCO Y CONSTITUCIÓN S.A. First Quarter 2018 Results May 18, 2018 1

HIGHLIGHTS REVENUES U.S.$ 1,464.7 MILLION Arauco’s revenues reached U.S.$ 1,464.7 million during the first quarter of 2018, a 10.0% increase compared to the U.S.$ 1,331.3 million obtained in the fourth quarter of 2017. NET INCOME U.S.$ 197.7 MILLION Net income reached U.S.$ 197.7 million, an increase of 137.8% or U.S.$ 114.6 million compared to the U.S.$ 83.2 million obtained in the fourth quarter of 2017. ADJUSTED EBITDA U.S.$ 463.5 MILLION Adjusted EBITDA reached U.S.$ 463.5 million, an increase of 37% or U.S.$ 125.3 million compared to the U.S.$ 338.2 million obtained during the fourth quarter of 2017. NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA 2.5x (THE LOWEST SINCE 2011) Net Financial Debt / LTM Adjusted EBITDA ratio reached 2.5x in this quarter, a decrease compared to the 2.7x obtained in the fourth quarter of 2017. CAPEX CAPEX reached U.S.$ 183.2 million, a decrease of 21.3% compared to the U.S.$ 232.8 million during the fourth quarter of 2017. Conference Call Thursday, May 24th, 2018 12:00 Santiago Time 12:00 Eastern Time (New York) Please Dial: +1 (844) 839 2184 from USA +1 (412) 317 2505 from other countries Password: Arauco For further information, please contact: Marcelo Bennett, TREASURER marcelo.bennett@arauco.cl Phone: (562) 2461 7309 María José Ulloa, INVESTOR RELATIONS maria.ulloa@arauco.cl Phone: (562) 2461 7494 investor_relations@arauco.cl For more details on Arauco´s financial statements please refer to www.cmfchile.cl or www.arauco.cl Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited. 2

OVERVIEW Arauco´s first quarter net income was U.S.$ 197.7 million, an increase of 137.8% compared to last quarter, driven by an increase in revenues and lower financial costs, due to the impact of the repurchase of three of our outstanding bonds in November 2017. Our Adjusted EBITDA increased by 37.0% compared to last quarter, mainly due to higher pulp prices. Our Adjusted EBITDA Margin was 31.6%, an increase compared to the 25.4% obtained during the last quarter. Pulp sales increased compared to last quarter primarily due to higher pulp prices and a slight increase in sales volume. Demand remained steady or growing in some countries. China was affected by restrictions which beneficiated pulp producers, and in Europe supply of raw materials was affected by a warm winter. Paper producers were able to continue transferring the higher costs to their customers. Our wood products segment sales increased mainly due to higher sales volume in panels, sawn timber and plywood. Also, we reached higher prices in the sawn timber and plywood segments. In general, all markets showed good demand, with construction and economy improving. Our Net Debt/LTM EBITDA ratio reached 2.5x, the lowest since 2011, compared to 2.7x in the previous quarter. In U.S. Million Q1 2018 Q4 2017 Q1 2017 QoQ YoY YTD 2018 YTD 2017 YoY Acum Revenue 1,464.7 1,331.3 1,233.7 10.0% 18.7% 1,464.7 1,233.7 18.7% Net income 197.7 83.2 -45.3 137.8% -536.7% 197.7 -45.3 -536.7% Adjusted EBITDA 463.5 338.2 294.0 37.0% 57.6% 463.5 294.0 57.6% Adjusted EBITDA 31.6% 25.4% 23.8% 24.6% 32.8% 31.6% 23.8% 32.8% Margin LTM Adj. EBITDA 1,522.6 1,353.2 1,107.5 12.5% 37.5% 1,522.6 1,107.5 37.5% CAPEX 183.2 232.8 119.8 -21.3% 52.9% 183.2 119.8 52.9% Net Financial Debt 3,808.5 3,683.6 3,821.0 3.4% -0.3% 3,808.5 3,821.0 -0.3% Net Financial Debt / 2.5x 2.7x 3.5x -8.1% -27.5% 2.5x 3.5x -27.5% LTM Adj. EBITDA Adjusted EBITDA and EBITDA Margin (In U.S.$ Million) 31.6% 27.6% 26.3% 23.8% 25.4% 23.6% 22.1% 21.7% 22.2% 463.5 384.7 336.2 338.2 284.3 294.0 257.7 271.4 253.7 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 FY 2016 FY 2017 2018 1,067.1 1,353.2 463.5 3

INCOME STATEMENT Net income for the first quarter of 2018 was U.S.$ 197.7 million, an increase of 137.8% or U.S.$ 114.6 million compared to the U.S.$ 83.2 million obtained in the fourth quarter of last year. The increase is mainly explained by an increase in revenues, lower financial costs, a gain in other income, and a decrease in other expenses, compensated by an increase in income tax. In U.S.$ Million Q1 2018 Q4 2017 QoQ Revenues 1,464.7 1,331.3 10.0% Cost of sales (921.6) (884.9) 4.1% Distribution costs (132.4) (132.9) -0.4% Administrative expenses (141.5) (150.1) -5.7% Other income 37.2 (11.7) -418.8% Other expenses (16.8) (47.1) -64.3% Financial income 4.8 4.0 19.9% Financial costs (51.7) (116.2) -55.5% Participation in (loss) profit in associates and joint 5.8 (1.6) -474.2% ventures accounted through equity method Exchange rate differences 1.0 (2.6) -140.0% Income before income tax 249.6 (11.8) -2207.2% Income tax (51.8) 95.0 -154.6% Net income 197.7 83.2 137.8% Revenues reached U.S.$ 1,464.7 million during the first quarter of 2018 compared with the U.S.$ 1,331.3 million in the previous quarter, as a result of an increase in sales from our pulp and wood products segment. Pulp revenues increased 15.1% or U.S.$ 96.0 million compared to the previous quarter as prices continue in a positive trend. On the other hand, our wood products revenues increased the first quarter of 2018 compared to the fourth quarter of 2017 due to higher sales volume. The following table shows a breakdown of the revenue sales distributed by business segment: In U.S.$ Million Q1 2018 Q4 2017 QoQ Pulp(*) 732.9 636.9 15.1% Wood Products(*) 692.7 645.5 7.3% Forestry 30.0 30.3 -1.0% Others 9.1 18.6 -51.2% Total 1,464.7 1,331.3 10.0% Sales by Business Segment 1Q 2018 Forestry Others 2.0% 0.6% Wood Pulp(*) Products (*) 50.0% 47.3% (*) Pulp and Wood division sales include energy 4

Cost of sales for the first quarter of the year reached U.S.$ 921.6 million, U.S.$ 36.7 million or 4.1% higher than the U.S.$ 884.9 million obtained in the fourth quarter of 2017. Forestry cost had an increase of 5.0% due to higher costs of turning and processing, added to an increase in freight due to higher average distances of forest harvested. Sawmill services cost increased by 54.7% mainly due to changes in the costing method, that mainly implies the reassignment of some labor costs of third parties. In U.S.$ Million Q1 2018 Q4 2017 QoQ Timber 178.4 169.7 5.1% Forestry costs 158.6 151.1 5.0% Depreciation and amortization 95.0 101.4 -6.3% Maintenance costs 65.1 63.7 2.2% Chemical costs 132.0 131.1 0.6% Sawmill services 38.4 24.9 54.7% Other raw materials and indirect costs 105.5 93.7 12.5% Energy and fuel 48.7 46.9 4.0% Cost of electricity 11.1 9.1 21.8% Wage, salaries and severance indemnities 88.7 93.3 -4.9% Cost of Sales 921.6 884.9 4.1% Administrative expenses overall decreased by 5.7% or U.S.$ 8.6 million compared to the fourth quarter of 2017. Other administration expenses decreased by a 18.2% due to lower expenses in projects and studies. Additionally, in the fourth quarter 2017 Other Administrative Expenses were higher because of non-current expenses of third party services in Uruguay. There was also an increase of U.S.$ 5.5 million in wage, salaries and severance indemnities, primarily due to a change in the calculation of the compensation for years of service. In U.S.$ Million Q1 2018 Q4 2017 QoQ Wage, salaries and severance indemnities 65.2 59.6 9.3% Marketing, advertising, promotion and 2.7 2.9 -7.2% publications expenses Insurance 3.6 4.0 -8.6% Depreciation and amortization 6.9 7.0 -0.5% Computer services 4.0 6.7 -40.2% Lease rentals (offices, warehouses and machinery) 4.1 2.9 43.0% Donations, contributions, scholarships 3.3 7.1 -54.3% Fees (legal and technical advisories) 13.5 15.2 -11.6% Property taxes, patents and municipality rights 4.5 3.5 29.9% Other administration expenses 33.7 41.3 -18.2% Administrative Expenses 141.5 150.1 -5.7% 5

Distribution costs decreased 0.4% or U.S.$ 0.5 million. Each item in terms of absolute change fluctuated at most U.S.$ 2.4 million. The increase of 2.5% in freights is due to higher sales volume and an increase in freight prices. In U.S.$ Million Q1 2018 Q4 2017 QoQ Commissions 3.7 4.2 -12.6% Insurance 1.0 1.3 -25.1% Other selling costs 3.1 5.0 -38.1% Port services 7.9 8.2 -3.9% Freights 97.1 94.7 2.5% Other shipping and freight costs 19.6 19.4 1.2% Distribution Costs 132.4 132.9 -0.4% As a percentage, administrative expenses and distribution costs combined were 18.7% of sales, showing a downward trend compared to the 21.3% in the previous quarter. Other income rose 418.8% or U.S.$ 48.9 million this quarter compared to the last quarter. Gain from changes in fair value of biological assets increased compared to last quarter due to the adjustment of inventory in our forest done in the fourth quarter of 2017. The rest of the items did not suffer any major fluctuations. In U.S.$ Million Q1 2018 Q4 2017 QoQ -263.1% Gain from changes in fair value of biological assets 29.6 (18.1) Net income from insurance compensation 0.0 (0.1) -129.5% Leases received 0.7 (0.1) -1196.9% Gains on sales of assets 4.8 3.7 28.1% Access easement 0.1 0.1 -31.5% Other operating results 2.0 2.8 -26.2% Other Income 37.2 (11.7) -418.8% 6

Other expenses fell overall 64.3% or U.S.$ 30.3 million compared to last quarter. The decrease is mainly due to the impairment provision of property, plant and equipment done in the fourth quarter of 2017. Other taxes decreased U.S.$ 6.0 million compared to last quarter, because during the last quarter there were bond tax expenses and other tax provisions. In U.S.$ Million Q1 2018 Q4 2017 QoQ Depreciation 0.3 (0.1) -428.0% Legal payments 0.8 1.4 -45.1% Impairment provision property, plant and 7.0 29.0 -75.8% equipment and others Plants stoppage operating expenses 1.0 2.7 -63.8% Project expenses 1.0 1.4 -29.8% Gain (loss) from asset sales 0.5 0.2 140.6% Loss of assets 0.0 - 100.0% Provision for forestry fire losses 0.0 (1.2) -100.7% Other taxes 3.3 9.4 -64.3% Research and development expenses 0.3 0.5 -45.0% Fines, readjustments and interest 0.2 1.6 -88.5% Other expenses (donations, repayments insurance) 2.4 2.3 2.0% Other expenses 16.8 47.1 -64.3% Foreign exchange differences showed a gain of U.S.$ 1.0 million, a U.S.$ 3.7 million difference when compared to the previous quarter that ended at U.S.$ -2.6 million. The Chilean peso appreciated by 1.8% against the U.S. dollar which increased our cash and cash equivalents and outstanding debt in this currency. The average of the Chilean peso during the quarter also appreciated by 4.9% against the U.S. dollar, which increased our revenues and costs in Chilean pesos when converted to U.S. dollar. On the other hand, the Argentine peso depreciated by 8.4% against the U.S. dollar compared to last quarter, decreasing our cash and cash equivalents and outstanding debt. The average of the Argentine peso depreciated by 12.3% against the U.S. dollar throughout the quarter, which decreased our revenues and costs in Argentine pesos when converted to U.S. dollar. Income tax for the first quarter was an expense of U.S.$ 51.8 million compared to a gain of U.S.$ 95.0 in the fourth quarter. The main reason for this expense was a higher Income before tax of U.S.$ 261.4 million compared to the previous quarter, during the previous quarter we had a one time gain for the reduction of the tax rate in Argentina. 7

ADJUSTED EBITDA Adjusted EBITDA for the first quarter of 2018 was U.S.$ 463.5 million, 37.0% or U.S.$ 125.3 million higher than the US$ 338.2 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the first quarter of the year we had an increase in our pulp, wood products and forestry divisions of 35.0%, 4.7% and 24.9% respectively. The main increased in Adjusted EBITDA was in our pulp division, this was due to higher revenues explained by higher pulp prices during the first quarter of 2018. Adjusted EBITDA for the first quarter of 2018 was higher by 57.6% or U.S.$ 169.4 million when compared with the U.S.$ 294 million reached in the same period of 2017, mainly explained by higher average pulp prices of 42.7%. In U.S.$ Million Q1 2018 Q4 2017 Q1 2017 QoQ YoY Net Income 197.7 83.2 (45.3) 137.8% -536.7% Financial costs 51.7 116.2 59.9 -55.5% -13.7% Financial income (4.8) (4.0) (6.4) 19.9% -25.4% Income tax 51.8 (95.0) (25.6) -154.6% -302.3% EBIT 296.4 100.4 (17.4) 195.4% -1800.2% Depreciation & amortization 102.3 109.3 105.0 -6.4% -2.5% EBITDA 398.8 209.6 87.5 90.2% 355.6% Fair value cost of timber harvested 88.3 78.4 70.5 12.7% 25.3% Gain from changes in fair value of biological assets (29.6) 18.1 (43.3) -263.1% -31.6% Exchange rate differences (1.0) 2.6 (1.5) -140.0% -28.2% Others (*) 7.0 29.4 180.7 -76.1% -96.1% Adjusted EBITDA 463.5 338.2 294.0 37.0% 57.6% (*) Includes provision from forestry fire losses and provision from fixed assets and others. Adjusted EBITDA Variation by Business Segment Q4 2017 – Q1 2018 (In U.S.$ Million) 21.8 89.0 4.1 10.4 463.5 338.2 Q4 2017 Pulp Wood Forestry Corporate & Q1 2018 Consolidation Adjustments 8

FORESTRY BUSINESS The Adjusted EBITDA for our forestry business reached U.S.$ 52.1 million during this quarter, which translates to a 24.9% or U.S.$ 10.4 million increase compared to the previous quarter. Adjusted EBITDA for Forestry Business (In U.S.$ Million) 73 61 59 59 50 52 52 42 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 During the first quarter, our forestry production was 5.7 million m3, a 3.9% decrease compared to the 5.9 million m3 produced in the previous quarter. Sales volume decreased by 2.4% from 7.6 million m3 to 7.4 million m3. Production, Purchases and Sales Volume (In Thousand m3) 7,823 7,911 7,602 7,367 7,420 7,165 1,879 2,188 1,961 5,944 5,723 5,406 Q1 2017 Q4 2017 Q1 2018 Production Purchases Sales 9

PULP BUSINESS The Adjusted EBITDA for our pulp business reached U.S.$ 343.3 million during this quarter, which translates to a 35.0% increase or U.S.$ 89.0 million compared to the previous quarter. Adjusted EBITDA for Pulp Business (In U.S.$ Million) 343 251 254 205 141 146 161 119 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Global Pulp Demand Change Q4 2017 – Q1 2018 Global Pulp Demand Change North America -9.8% West Europe 1.5% China -9.2% Others -1.1% Total -4.2% Source: Hawkins Wright Production and Sales Volume (In Thousand AdT) 946 969 931 834 887 893 Q1 2017 Q4 2017 Q1 2018 Production Sales Pulp sales during the first quarter of 2018 increased by 15.1% compared to the fourth quarter of 2017, this is mainly due to higher prices. Pulp prices during the quarter increased by 13.3% compared to last quarter, and sales volume increased by 0.7%. During this quarter demand remained stable or rising depending on the market, and the spreads in returns between markets decreased. Worldwide inventories remained at normal levels, a rise of 2 days during the quarter and a rise of 4 days over the same period of 2017. In Asia, the Chinese New Year period that generally marks the end of the period of high demand has not been noticed, demand was active and prices were stable. This relative stability specially in short fiber, gave time to paper producers to pass the higher costs to their customers with enough success and allowing them to maintain their margins. In long fiber the increases were higher, due to import restrictions on recycled papers. As of January 1, new regulations began to apply: the prohibition of importing unsorted waste paper and a more restrictive level of impurities in the selected grade. This has not only restricted the granting of import permits, it also has created uncertainty in how, how efficient and how accurate customs control is at imports. Europe experienced a very special situation and that was not seen for several years. A very active demand, paper producers operating at full capacity which allowed them to pass costs to their customers. The most significant increase in long fiber grades was not only due to demand, but also to certain supply restrictions due to the harvest problems experienced by Scandinavian pulp producers, restrictions resulting from a mild winter that does not allow to enter the forest to harvest raw materials, this meant a drop in the supply of over 10%. The constant rise in process of raw materials, pulp prices and chemical products for paper producers, has not given time to paper producers to benefit from the increases in paper prices that they have been able to implement by eroding their margins. In the Middle East markets prices were stable, but following the same tendencies that the rest of the world. Korea kept the tendency of China, during the first quarter negotiations were completed. In Latin America prices increases were delayed, because many contracts are indexed. Production during the first quarter increased by 11.6% compared to last quarter. The higher production is explained by less programmed maintenance stoppages during this quarter and because during the fourth quarter of 2017 we had certain production losses in Argentina and the blockade of the Constitución mill by an association of truck owners. 10

WOOD PRODUCTS BUSINESS The Adjusted EBITDA for our wood products business reached U.S.$ 91.6 million during this quarter, which translates to a 4.7% increase or U.S.$ 4.1 million compared to the previous quarter. Adjusted EBITDA for Wood Product Business (In U.S.$ Million) 116 88 85 86 94 95 87 92 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Production and Sales Volume: Panels(1) (In Thousand m3) 1,264 1,380 1,314 1,159 1,182 1,213 Q1 2017 Q4 2017 Q1 2018 Production Sales Production and Sales Volume: Sawn Timber(2) (In Thousand m3) 648 670 581 609 586 588 Q1 2017 Q4 2017 Q1 2018 Production Sales Production and Sales Volume: Plywood (In Thousand m3) 149 138 126 134 136 120 Q1 2017 Q4 2017 Q1 2018 Production Sales Composite panel sales increased in the first quarter of 2018 compared to the previous quarter due to higher sales volume, slightly offset by a decrease in prices. Both PBO and MDF, had higher sales volume in our major markets, North and South America. Sales in United States and Canada continued to show stable prices level and an increase in sales volume. Meanwhile in Mexico, sales volume decreased due to difficulties in transferring higher prices of MDF to customers. The new Duraplay plant maintains a constant supply specially in the north of the country. Brazil started the year in good shape, and we expect good demand despite the new capacity that will enter the market in the second semester. This new capacity will come from three new plants (Asperbras, Floraplac and Placas do Brasil) and from the restart of one plant (Duratex). The market shows higher consumption rates, that were reflected in stable sales but with better price levels. The Argentine market remained stable without any big changes. In Chile, a higher dynamism allowed a growth in sales. The rest of Latin America kept their demand and improved in prices. Sawn timber markets showed a positive trend compared to last quarter, increasing prices and sales volume by 4.5% and 0.5% respectively. Demand remained solid, pushing prices even further, especially in China and the rest of Asia, where sawn timber consumption remained strong. Sales in the Middle East remained more stable, and prices continued to rise. Remanufactured sales have not recovered to normal levels for this period of high seasonality in the United States. This market maintains a good level of consumption thanks to the increased activity in the construction industry, however the increased supply from producers in China and Brazil have affected prices. Plywood production and sales volume increased compared to the fourth quarter by 9.5% and 1.1% respectively. Prices increased by 5.5% compared to last quarter. Plywood is experiencing a situation of high demand in markets whose activity in the construction sector is very dynamic. We are optimistic for the next months due to a strong demand for products of higher value, in United States, Europe, Mexico, Chile and Oceania. (1) Includes HB, MDF, OSB, PB (2) Includes sawn timber, kilned sawn timber, remanufactured wood products, pallets Note: Sales include trading 11

CAPITAL EXPENDITURES U.S.$ Million Q1 2018 Q4 2017 Q1 2017 YTD 2018 YTD 2017 Cash flow used to obtain control of subsidiaries or other 15.9 15.9 - 15.9 - businesses Cash flow used to purchase in associates - - (0.0) - (0.0) Purchase and sale of property, plant and equipment 96.7 158.6 69.0 96.7 69.0 Purchase and sale of intangible assets 0.3 0.6 4.6 0.3 4.6 Purchase of other long-term assets 70.3 57.6 46.1 70.3 46.1 Total CAPEX 183.2 232.8 119.8 183.2 119.8 During this quarter, capital expenditures decreased by U.S.$ 49.6 million or 21.3% compared to the fourth quarter of 2017. The Grayling Project had capital expenditures of U.S.$ 33.3 million during the quarter and the Dissolving Pulp Project disbursed U.S.$ 11.3 million. The water treatment plant in Arauco disbursed U.S.$ 4.6 million during the quarter. During the quarter, plantation capex amounted a total of U.S.$ 70.3 million, an increased compared to the previous quarter due to more plantations in Chile. The remaining capex pertains to sustaining business investments. 12

FREE CASH FLOW During this quarter, cash provided by operating activities decreased U.S.$ 256.9 million, mainly due to a working capital variation. The increase in working capital was due to: (i) higher Trade and Other Receivables due to an increase in sales, explained by higher pulp prices, (ii) an increase in Inventories due to a higher production during the first quarter compared with the fourth quarter of 2017, and (iii) a decrease in Trade and Other Payables, mainly because during the first quarter we paid the intercompany debt that our subsidiary Masisa Brasil had with Masisa Chile (U.S.$ 41.8 million). Cash used by investment activities fell due to lower capex in the first quarter of 2018 compared to the fourth quarter of 2017. In addition, cash used by financing activities during this quarter was U.S.$ 0.6 million, as compared to U.S.$ 64.1 million from last quarter. This difference is primarily because during December 2017 we paid dividends. Q1 2018 Q4 2017 Q1 2017 U.S.$ Million Adjusted EBITDA 463.5 338.2 294.0 Working Capital Variation (300.8) 96.6 (20.6) Interest paid and received (41.1) (87.1) (66.1) Income tax paid 21.8 (12.1) (12.8) Other cash inflows (outflows) (59.9) 4.8 (13.8) Cash from Operations 83.4 340.4 180.8 Capex (183.2) (232.8) (119.8) Proceeds from investment activities 2.8 3.5 0.7 Other inflows of cash, net 2.2 1.2 (0.0) Cash from (used in) Investment Activities (178.2) (228.1) (119.1) Dividends paid (0.6) (60.5) (0.8) Other inflows of cash, net 0.0 (3.6) 0.0 Cash from (used in) Financing Activities - (0.6) (64.1) (0.8) Net of Proceeds and Repayments Effect of exchange rate changes on cash and (0.9) (1.5) 2.0 cash equivalents Free Cash Flow (96.3) 46.7 62.9 Net Debt Variation Q4 2017 – Q1 2018 (In U.S.$ Million) 2.1 (6.7) 33.2 96.3 3,808.5 3,683.6 Net Debt Q4 17 Free Cash Flow Exchange rate/ Accrued interest Others Net Debt Q1 18 inflation variation variation 13

FINANCIAL DEBT AND CASH Arauco’s financial debt as of March 31, 2018 reached U.S.$ 4,302.1 million, an increase of 0.7% or U.S.$ 28.6 million when compared to December 31, 2017. Our consolidated net financial debt increased 3.4% or U.S.$ 124.9 million when compared with December 2017, this increase is mainly explained by the decreased of U.S.$ 96.2 million in cash and cash equivalents. Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA, decreased compared to last quarter from 2.7 times to 2.5 times, the lowest since 2011. March December March In U.S.$ Million 2018 2017 2017 Short term financial debt 499.6 500.2 673.7 Long term financial debt 3,802.5 3,773.3 3,755.8 TOTAL FINANCIAL DEBT 4,302.1 4,273.5 4,429.5 Cash and cash equivalents 493.7 589.9 608.5 NET FINANCIAL DEBT 3,808.5 3,683.6 3,821.0 LTM Adjusted EBITDA 1,522.6 1,353.2 1,107.5 Net Financial Debt and Leverage (In U.S.$ Million) 3.6x 4.0x 3.6x 4,500.0 3.4x 3.5x 3.2x 3.5x 2.9x 4,000.0 2.7x 3.0x 2.5x 2.5x 3,500.0 2.0x 3,000.0 1.5x 3,902.9 3,882.9 3,888.8 3,821.0 3,808.5 3,735.8 3,679.2 3,683.6 1.0x 2,500.0 0.5x 2,000.0 0.0x Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Debt by Currency Debt by Instrument Leasing Other 2% Currencies Banks 1% 20% UF (*) swapped to U.S. Dollar 32% U.S.Dollar Bonds 67% 78% (*) UF is a Chilean monetary unit indexed to inflation. 14

## Financial Debt Profile

Financial Obligation by Year as of March 31, 2017
(In U.S.$ Million)
456
67
389
371
253
118
387
274
113
323
239
84
387
302
84
100
49
51
665
541
123
49
264
535
766
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
& thereafter
Short term debt includes accrued interest
Bank Loans
Bonds

## Cash

Cash by Currency
Other Currencies 3%
Chilean Peso 21%
Argentinean Peso 1%
Brazilian Real 7%
U.S. Dollar 68%

Cash by Instrument
Money Market Funds 18%
Overnight Accounts 45%
Time Deposits 37%

15

Financial Debt Profile For the remainder of the year, bank obligations (which include accrued interest) sum up a total of U.S.$ 389.4 million, which include the following maturities: U.S.$ 199.7 million of a credit loan in Chile, U.S.$ 137.2 million of loans in Montes del Plata, U.S.$ 42.5 million from leasing and U.S.$ 7.9 million in our Brazilian subsidiaries. Bond amortizations include the second and third amortization of a local bond BARAU-Q of U.S.$ 11.2 million that will be paid in April and October. Of our committed facility line for the Grayling Project, a total of U.S.$ 46.0 million was disbursed during the quarter, amounting to a total of U.S.$ 177.0 million of the line used. Financial Obligation by Year as of March 31, 2017 (In U.S.$ Million) 766 665 535 456 67 387 387 371 541 323 264 253 274 302 389 239 100 49 49 123 118 113 84 84 51 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Short term debt includes accrued interest Bank Loans Bonds & thereafter Cash Our cash position was U.S.$ 493.7 million at the end of the first quarter, which is a U.S.$ 96.2 million or 16.3% decrease compared to the end of the fourth quarter of 2017. Cash provided from operating activities decreased U.S.$ 256.9 million, as receipts from sales decreased U.S.$ 164.4 million and payment to suppliers and personnel increased by U.S.$ 127.9 million. This was offset by lower capital expenditures of U.S.$ 49.6 million. Cash provided by financing activities remained stable in the first quarter of 2018 compared to the fourth quarter of 2017 Cash by Currency Cash by Instrument Other Currencies Money Market Chilean Peso 3% Funds 21% 18% Argentinean Peso Overnight 1% Accounts U.S. Dollar 45% Time Brazilian Real 68% Deposits 7% 37% 15

FIRST QUARTER AND SUBSEQUENT EVENTS AND NEWS Grayling Project The Grayling Project continues its course. As of May, 2018, the progress was 60%. The particleboard mill located in Grayling, Michigan, U.S.A., will cost approximately U.S.$ 400.0 million and will have a capacity of 800,000 m3 per year. Rollout of the first panel is estimated to occur during the latter part of 2018. Dissolving Pulp The Dissolving Pulp Project continues its course, as of May, 2018 the progress was 20%. The estimate investment for the project is approximately U.S.$ 185 million. This project should take about two years of construction, with the ramp-up scheduled to occur during the end of 2019. Renewing our commitment to FSC® Certification Our first FSC® re-certification assessment process was carried out during the last two weeks of April. Our company completed a new and demanding process of auditing our forest management in all our heritage in Chile. The Forest Stewardship Council® (FSC®) is an international certification that seeks to promote environmentally appropriate, socially beneficial and economically viable forest management. FSC® has become an indispensable requirement for the participation of Arauco in global markets and has caused profound changes in the way we work, transforming us into a company that is more connected to its environment. (Forestal Arauco FSC License Code: FSC – C108276) Exchange Offer of Notes due in 2027 and 2047 issued on November 2nd, 2017 On November 2nd, 2017, we completed the private offering of the Notes due in 2027 and in 2047. In the private offering, we agreed to use our reasonable best efforts to complete the exchange offer within 360 days after the date of original issuance of the outstanding notes. The exchange offer began on May 7th, 2018 and will end on June 4th, 2018. We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable. Update in the capacity of our Montes del Plata mill On December 28th, 2017 our Montes del Plata mill in Uruguay, renewed its Operational Environmental Permit for three years, which considers an increase of the annual production limit from 1.45 million tons to 1.52 million tons. The expected annual production of the mill was originally 1.3 million tons, during 2017 we made some operational improvements that led to an increase in the annual capacity of the mill, reaching approximately 1.4 million tons. Of the total annual capacity of the mill we own the 50% due to the joint operation we have with Stora Enso, which correspond approximately to 700 thousand tons of annual capacity. During 2017 the mill reached a production record of approximately 1.38 million tons. 16

FINANCIAL STATEMENTS Income Statement In U.S.$ Million Q1 2018 Q4 2017 Q1 2017 01-03-2018 01-03-2017 Revenues 1,464.7 1,331.3 1,233.7 1,464.7 1,233.7 Cost of sales (921.6) (884.9) (871.6) (921.6) (871.6) Gross profit 543.1 446.4 362.1 543.1 362.1 Other income 37.2 (11.7) 48.3 37.2 48.3 Distribution costs (132.4) (132.9) (124.0) (132.4) (124.0) Administrative expenses (141.5) (150.1) (120.4) (141.5) (120.4) Other expenses (16.8) (47.1) (193.1) (16.8) (193.1) Financial income 4.8 4.0 6.4 4.8 6.4 Financial costs (51.7) (116.2) (59.9) (51.7) (59.9) Participation in (loss) profit in associates and joint ventures accounted through 5.8 (1.6) 8.1 5.8 8.1 equity method Exchange rate differences 1.0 (2.6) 1.5 1.0 1.5 Income before income tax 249.6 (11.8) (70.9) 249.6 (70.9) Income tax (51.8) 95.0 25.6 (51.8) 25.6 Net income 197.7 83.2 (45.3) 197.7 (45.3) Profit attributable to parent company 197.8 82.9 (45.6) 197.8 (45.6) Profit attributable to non-parent company (0.1) 0.2 0.3 (0.1) 0.3 17

Balance Sheet In U.S.$ Million Q1 2018 Q4 2017 Q1 2017 Cash and cash equivalents 493.7 589.9 608.5 Other financial current assets 3.0 3.5 4.2 Other current non-financial assets 184.5 129.8 170.6 Trade and other receivables-net 939.5 814.4 724.0 Related party receivables 8.5 3.5 10.0 Inventories 905.4 868.5 825.6 Biological assets, current 305.2 307.8 299.9 Tax assets 22.8 49.5 103.3 Non-Current Assets classified as held for sale 3.3 3.5 2.9 Total Current Assets 2,865.8 2,770.4 2,749.0 Other non-current financial assets 106.0 56.6 15.9 Other non-current and non-financial assets 121.3 121.5 109.1 Non-current receivables 18.8 17.1 17.3 Investments accounted through equity method 377.4 368.8 461.2 Intangible assets 89.5 88.6 90.8 Goodwill 69.7 69.9 75.8 Property, plant and equipment 7,015.2 7,034.3 6,898.1 Biological assets, non-current 3,472.9 3,459.1 3,446.6 Deferred tax assets 9.3 8.3 6.7 Total Non-Current Assets 11,280.3 11,224.2 11,121.4 TOTAL ASSETS 14,146.1 13,994.6 13,870.4 Other financial liabilities, current 501.0 500.3 674.3 Trade and other payables 585.4 717.3 506.5 Related party payables 9.3 11.2 7.4 Other provisions, current 2.6 2.7 0.4 Tax liabilities 39.1 8.1 2.7 Current provision for employee benefits 6.3 5.7 5.3 Other non-financial liabilities, current 245.7 154.0 109.4 Total Current Liabilities 1,389.5 1,399.4 1,306.1 Other non-current financial liabilities 3,802.5 3,778.6 3,821.4 Other provisions, non-current 35.6 36.0 38.8 Deferred tax liabilities 1,488.7 1,485.4 1,591.0 Non-current provision for employee benefits 72.9 66.0 61.1 Other non-financial liabilities, non-current 115.5 112.3 62.8 Total Non-Current Liabilities 5,515.2 5,478.3 5,575.1 Non-parent participation 41.5 41.9 45.2 Net equity attributable to parent company 7,199.9 7,075.0 6,944.0 TOTAL LIABILITIES AND EQUITY 14,146.1 13,994.6 13,870.4 18

Cash Flow Statement U.S.$ Million Q1 2018 Q4 2017 Q1 2017 FY 2018 FY 2017 Receipts from sales of goods and rendering of 1,307.7 1,472.1 1,321.7 1,307.7 1,321.7 services Other cash receipts (payments) 70.2 74.0 59.7 70.2 59.7 Payments of suppliers and personnel (less) (1,232.7) (1,104.8) (1,119.8) (1,232.7) (1,119.8) Interest paid and received (41.1) (87.1) (66.1) (41.1) (66.1) Income tax paid 21.8 (12.1) (12.8) 21.8 (12.8) Other (outflows) inflows of cash, net (42.4) (1.7) (1.8) (42.4) (1.8) Net Cash Provided by (Used in) Operating Activities 83.4 340.4 180.8 83.4 180.8 Capital Expenditures (183.2) (232.8) (119.8) (183.2) (119.8) Other investment cash flows 5.0 4.7 0.7 5.0 0.7 Net Cash Provided by (Used in) Investing Activities (178.2) (228.1) (119.1) (178.2) (119.1) Proceeds from borrowings 96.5 1,015.9 5.0 96.5 5.0 Repayments of borrowings (96.4) (958.3) (51.6) (96.4) (51.6) Dividends paid (0.6) (60.5) (0.8) (0.6) (0.8) Other inflows of cash, net 0.0 (3.6) 0.0 0.0 0.0 Net Cash Provided by (Used in) Financing Activities (0.5) (6.5) (47.4) (0.5) (47.4) Total Cash Inflow (Outflow) of the Period (95.3) 105.8 14.3 (95.3) 14.3 Effect of exchange rate changes on cash and cash (0.9) (1.5) 2.0 (0.9) 2.0 equivalents Cash and Cash equivalents at beginning of the period 589.9 485.6 592.3 589.9 592.3 Cash and Cash Equivalents at end of the Period 493.7 589.9 608.5 493.7 608.5 19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: May 29, 2018	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer